PE 12-31-02

APR 9 2003



03055324



Sevierville, TN
San Marcos, TX
NAUTICA
Myrtle Beach, SC
TOMMY HILFIGER

TANGER



Commerce, GA
BANANA REPUBLIC
Riverhead, NY
COACH
Lancaster, PA
POLO RALPH LAUREN

Tanger Factory Outlet Centers, Inc.

2002 ANNUAL REPORT

Locust Grove, GA








Housewares Outlet

Ft. Myers (Sanibel), FL

Tanger Factory Outlet Centers, Inc. 2002 Annual Report



Introduction	2
Financial Highlights	5
Chairman & President's Letter	7
Tanger Locations Across America	16
Financials	19
Company Information	63
Directors, Officers & Department Managers	64

www.tangeroutlet.com

ctors That May Affect Future Results

s publication contains some of management's comments that will be forward-looking statements regarding the company's property operations, leasing, tenant sales trends, development, uisition, expansion and disposition activities, as well as their comments regarding the company's funds from operations, funds available for distribution and dividends. These forward-look- statements are subject to numerous risks and uncertainties. Actual results could differ materially from those projected due to factors including, but not limited to, changes in economic and estate conditions, the availability of cost of capital, the company's ongoing ability to lease, develop and acquire properties, as well as potential tenant bankruptcies and competition. Please Management's Discussion and Analysis of Financial Condition and Results of Operations beginning on page 20 for a detailed discussion of the risks and uncertainties.

Brand Name Bargain Hunters Enjoy the Thrill of Saving at Tanger!

Tanger Factory Outlet Centers, Inc., headquartered in Greensboro, North Carolina, is a self-administered, self-managed real estate investment trust ("REIT") that develops, acquires, owns and manages upscale outlet shopping centers. We provide all development, leasing, operations and management services for our centers. Each center is branded as a Tanger Outlet Center.

Currently, we have ownership interests in or management responsibilities for 34 Tanger Outlet Centers, located in 21 states. The portfolio totals 6.2 million square feet, approximately 1,300 stores, with a diverse tenant base of over 300 companies. Our tenants are comprised primarily of large national brand-name manufacturers and retailers who sell their products directly to the consumer at substantial savings.

For over 22 years, we have provided consumers convenient, attractive shopping centers where they find quality, selection and great values on leading designer apparel, brand-name footwear, home products, electronics and more.

Tanger Factory Outlet Centers, Inc. has been listed on the New York Stock Exchange since 1993 and is traded under the ticker symbol SKT. Please visit our website, www.tangeroutlet.com, for more information about our outlet centers and our company.

Myrtle Beach, SC



OUTLET SHOPPING
TANGER



Sevierville, TN

Lancaster, PA




COACH



Blowing Rock, NC

Financial Highlights

For The Year	2002	2001	%Change
(in thousands, except per share and percent data)			
Total revenues	$ 113,167	$ 108, 266	+ 5
EBITDA (1)	$ 67,856	$ 66, 069	+ 3
Funds from operations (2)	$ 41,695	$ 37,768	+ 10
Dividends and distributions	$ 29,382	$ 28,479	+ 3
Average shares outstanding (3)	12,271	11,707	+ 5
Weighted average GLA (4)	5,245	5,111	+ 3
Average sales per square foot	$ 294	$ 290	+ 1
Per Share			
Funds from operations (2)	$ 3.40	$ 3.23	+ 5
Dividends and distributions (5)	$ 2.45	$ 2.44	—
Dividend payout ratio (6)	72%	75%	– 3
At Year-End			
Real estate assets, before depreciation	$ 622,399	$ 599,266	+ 4
Total assets	$ 477,675	$ 476,272	—
Common shares outstanding (3)	9,061	7,930	+ 14
GLA open at year end (4)	6,186	5,437	+ 14
Occupancy rate	98%	96%	+ 2

(1) EBITDA represents earnings before equity in earnings of unconsolidated joint ventures, minority interest, discontinued operations, gain (loss) on sale or disposal of real estate, extraordinary item, asset write-down, interest expense, income taxes, depreciation and amortization.

(2) Funds from operations is defined as net income (loss) before extraordinary items and gains (losses) on sale or disposal of depreciable operating properties, plus depreciation and amortization uniquely significant to real estate and after adjustments for unconsolidated partnerships and joint ventures.

(3) Assumes all preferred shares, share and unit options and partnership units of the Operating Partnership are converted to common shares.

(4) GLA represents square feet of gross leasable area.

(5) Represents per share and unit amounts to common shareholders and holders of units in the Operating Partnership. Does not include per share amounts to preferred shareholders which were $22.05 and $21.96 for 2002 and 2001, respectively.

(6) Annual dividends and distributions as a percent of funds from operations for such year.

Casa Grande, AZ








OLD NAVY OUTLET
OLD NAVY OUTLET
SHORT-SLEEVED GRAPHIC TEES

San Marcos, TX

Chairman & President's Letter

Year after year, we continue to generate solid earnings and consistently strong operating results.

Dear Fellow Shareholders:

We are pleased to report another year of solid performance and growth despite the cloud over the economy and sense of uncertainty felt worldwide. In fact, 2002, which represented our tenth year as a public company, proved to be one of the most successful years on record for Tanger Factory Outlet Centers, Inc. Total shareholder return for 2002 was 62.9%. This was the highest among all equity real estate investment trusts listed today on the New York Stock Exchange. Underlying this outstanding total return is our consistent, long-term performance. Year after year, we continue to generate solid earnings and consistently strong operating results. Our success is based on a simple, yet powerful, business philosophy that thrives on the consumer's desire to purchase quality brand-name products directly from the manufacturer at substantial savings. Our goal is to satisfy the consumer's "love of a bargain" by continuing to provide them with an exciting and unique shopping experience. We believe our outstanding results and continued growth are a result of our relationship with our consumers and manufacturer tenant partners. Our more notable 2002 achievements include:



Stanley K. Tanger
Founder, Chairman of the Board and Chief Executive Officer



Steven B. Tanger
President and Chief Operating Officer

- **5.3% increase in funds from operations (FFO) per share**
- **20.2% increase in funds available for distribution (FAD) per share**
- **61.2% increase in net income per share**
- **200 basis point increase in year-end occupancy to 98%**
- **1.0 million square feet leased with a 1.7% cash increase in base rents**
- **87.6% renewal of expiring leases with the existing tenants**
- **$1.5 billion in total tenant sales with a 1.4% increase in same-space sales**
- **$37.5 million in 100% leased factory outlet shopping center acquisitions**
- **Completed 260,000 square foot factory outlet development (100% leased)**
- **1.0 million common shares issued, generating $28 million in net proceeds**
- **Lowered debt level by $13.2 million and lowered borrowing cost by 70 bps**
- **Increased common dividends paid to shareholders for 9th consecutive year**

Underscoring the quality of our portfolio is the consistent demand for space in our centers and our ability to retain tenants year after year.

National Platform Drives Strong Portfolio Performance

Our portfolio today totals 34 factory outlet shopping centers, including 5 centers we manage for a fee, diversified across 21 states, encompassing 6.2 million square feet. Tanger's broad geographic representation and established brand name within the factory outlet industry continues to generate solid operating results. At December 31, 2002, our portfolio was 98% leased, representing a 200 basis point increase over 2001. For 22 consecutive years, since Tanger commenced operations in 1981, we have maintained a year-end occupancy rate at or above 95%. Our ability to maintain such a consistently high occupancy level for over two decades is a direct result of the quality of our portfolio, our focus and commitment to specializing exclusively in the factory outlet industry, and to the tremendous effort and dedication of the entire Tanger team. Good people make the difference.

Underscoring the quality of our portfolio is the consistent demand for space in our centers and our ability to retain tenants year after year. During 2002, we executed 280 leases totaling over one million square feet, and renewed 87.6% of our tenants whose leases were scheduled to expire during the year. Overall, we achieved a 1.7% cash increase in base rental revenue for renewed and re-tenanted space. As a result of these achievements, our overall base rental revenue increased from $14.33 to $14.44 per square foot for the year ended December 31, 2002.

Total Revenues
(in millions of dollars)

Year	Total Revenues
98	$97
99	$103
00	$106
01	$108
02	$113

Our strong portfolio and leasing performance was also driven by the continued success and productivity of our tenant base. In 2002, total tenant reported sales reached a new high for Tanger of $1.5 billion for the year, with same-space reported sales rising by 1.4%. On a per square foot basis, same-space reported sales equated to $294 per square foot, matching our record high in 2001. As a result of the strong sales, our percentage rental revenue increased by 30.0% in 2002.

We focus each year on maximizing operating efficiencies across our portfolio in order to keep property operating expenses as low as possible. During 2002, tenant occupancy costs, (i.e. tenant rent and property operating expense reimbursement obligations) as a percentage of their sales, remained at an industry leading low level of 7.2%. A low cost of occupancy is an indication of our tenants' profitability and our ability to raise rents over time.

In summary, our tenants continued to thrive in 2002, as the outlet industry again proved to be a profitable and meaningful distribution channel for retailers and manufacturers.

Investment Program Provides Growth Opportunities

In 2002, we continued to expand our portfolio and national exposure through a combination of development, acquisitions, property expansions and third-party management contracts. Specifically, in July 2002, we celebrated the grand opening of our newly developed center in Myrtle Beach, South Carolina. The first phase of this center opened with 260,000 square feet and is 100% leased. The property was developed and is managed and leased by Tanger, and is owned through a joint venture of which we have a 50% interest. Of the $35.4 million in total costs, our capital investment totaled $4.3 million, which is

Riverhead, NY




DONNAKARAN



Commerce, GA

Barstow, CA


937 MSM





Terrell, TX

Overall, our 2002 investment activity increased the size of Tanger's portfolio by 13.8%.

currently yielding a return in excess of 20%. Given the project's success and the growing list of additional retailers seeking space, we are already moving forward with a 64,000 square foot expansion, which will bring the property up to 324,000 square feet. We expect to complete the expansion in the third quarter of 2003. Our investment in the expansion will be approximately $1.1 million with an expected return in excess of 20%. In addition, we have the ability to continue expanding the center by another 76,000 square feet, which would bring the property up to 400,000 square feet once fully developed.

With respect to acquisitions, in September 2002 we acquired an exceptional outlet center in Howell, Michigan, which serves the greater Detroit metropolitan region. The property is a prototypical Tanger factory outlet shopping center. It is a high quality, well-established property that draws from a diverse target population base. The property, totaling 325,000 square feet, is 100% leased and features an up-scale list of high volume retailers, notably, Bombay, Bose, Jones New York, Liz Claiborne, Nautica, Nike, Old Navy, Polo Ralph Lauren, The Gap, Tommy Hilfiger and Zales. The purchase price was $37.5 million, representing a 12% unleveraged cash yield based on existing net operating income. This center has exceptional upside potential by capitalizing on our signature leasing, management, marketing programs and the Tanger brand.

In January 2003, we acquired a 29,000 square foot, 100% leased property located adjacent to our existing factory outlet shopping center in Sevierville, Tennessee, which produces one of the highest sales per square foot in our portfolio. Consistent with our strategy of expanding our centers based on tenant demand, this latest acquisition represents the sixth expansion that we have executed at this property since we initially acquired it in 1997. The purchase price for this 29,000 square foot, fully operating, property, featuring Nike and Casual Corner, was $4.7 million with an expected return of 10%. In addition, we are also developing another 35,000 square foot expansion at this property. We plan to complete the expansion in the third quarter of 2003 at a cost of $4 million with an expected return in excess of 13%. Upon completion, our Sevierville center will total 418,000 square feet.

During 2002, we sold two non-core properties. In June, we sold a single tenant property located on I-95 in Ft. Lauderdale. In November, we sold a small property located in Bourne, Massachusetts. In aggregate, we sold these two properties for $21.6 million, realizing a net gain on sale of $1.7 million.

Overall, our 2002 investment activity increased the size of Tanger's portfolio by 13.8%. We are pleased to report that the strategic additions to our portfolio are 100% leased today and are generating a blended unleveraged cash yield in excess of 11%.

Financing Activities Enhance Balance Sheet

During 2002, we enhanced our financial strength through several important transactions, which increased our equity base, lowered our borrowing costs, and expanded our financial flexibility. At December 31, 2002, our total market capitalization, including operating partnership units and

EBITDA

(in millions of dollars)

Year	EBITDA
98	$62
99	$65
00	$66
01	$66
02	$68

At the very core of Tanger's operating philosophy is maintaining a safe dividend, backed by a stable and diverse portfolio and tenant base.

preferred shares, was approximately $742 million, representing an increase of 23.3% from our total market capitalization of $602 million on December 31, 2001. At year-end 2002, we had $345 million of debt outstanding, equating to a 46.5% debt to total market capitalization ratio, as compared to 59.5% as of a year ago. The substantial drop in leverage was a function of three factors: a higher common share price, the issuance of one million additional common shares, and a $13.2 million reduction in debt outstanding.

Given the low interest rate environment during 2002, we repurchased $10.4 million of our outstanding senior unsecured notes that mature in October 2004 and bear interest at 7.875%. Along with our repurchases in 2001, we have repurchased a total of approximately $25 million of these notes, generating considerable interest expense savings for the company. These activities, in combination with lower interest rates during 2002, reduced our overall borrowing cost by 70 basis points to 8.1% for the year ended December 31, 2002, as compared to 8.8% during 2001. Additionally, during the year we increased our unsecured credit line capacity to $85 million, of which $20.5 million was outstanding at year-end. Along with increasing the capacity, we extended the maturities on our lines through June 2004.

Gross Leasable Area
(in millions of square feet)

Year	Gross Leasable Area
98	5,116
99	5,254
00	5,284
01	5,437
02	6,186

By lowering our outstanding debt and borrowing costs, our interest coverage improved to 2.6 times for 2002, compared to 2.4 times interest coverage for 2001. Additionally, as of December 31, 2002, 60.5% of our total real estate assets were unencumbered, as compared to 59.4% as of year-end 2001.

We remain committed to our longstanding strategy of maintaining a conservative balance sheet with sufficient financial flexibility to continue implementing our long-term business plan and growth objectives. Hence, 85.8% of our total debt outstanding as of December 31, 2002 was fixed-rate, long-term debt.

Stable, Reliable Dividends

Our solid performance and growth in 2002 provided us the opportunity to increase our common dividend during the year. This represents our ninth consecutive year since becoming a New York Stock Exchange REIT of delivering increased dividends to our fellow shareholders. At the very core of Tanger's operating philosophy is maintaining a safe dividend, backed by a stable and diverse portfolio and tenant base. While raising our dividend in 2002, we continued to lower our payout and to conserve more cash flow for future investment opportunities. For the year, our FFO payout ratio was 72.0% compared to 75.5% for 2001.

Commitment to Community Involvement

Each year, our Company raises funds for two major local philanthropic causes. Our factory outlet shopping centers participate in the American Cancer Society's Breast Cancer Awareness campaign. We also sponsor an educational rebate program aimed at raising funds for participating local public school systems in the host communities of our centers. During 2002, we raised over




OMMY HILFIGER
TANGER
OUTLET
CENTER
Tropicana
SMOOTHIES, JUICES & MORE!
outlet st





San Marcos, TX

North Conway, NH






Duck Head

Dalton, GA

With our established national platform and brand name, we are well positioned to continue generating solid growth and performance.

$575,000 for the American Cancer Society and over $47,000 for local schools to help fund a wide variety of educational programs. We take pride in our civic responsibility and our success to date with these endeavors.

Looking Ahead With Enthusiasm

The long-term underlying fundamentals of the factory outlet industry today are sound. From an ownership perspective, a lot has changed in the past several years — all for the better. We have witnessed the rapid consolidation of our industry. In addition, retailers have honed their distribution strategies, focusing on the leading outlet centers, such as ours, and the underlying demographics that drive higher sales per square foot at those properties. As a result, we have seen a 20% decline over the past five years in the number of existing factory outlet centers, and very limited new developments. However, the total square feet of factory outlet centers has remained at approximately 55 million square feet. Consequently, the remaining centers, including Tanger Outlet Centers, are larger, better merchandised, marketed and maintained. Furthermore, the supply and demand for space appear to be in equilibrium. Meanwhile, the industry has matured and retailers today value the factory outlet industry more than ever as an integral part of their overall business plan and profitability.

We believe that these strong industry fundamentals work well for our company going forward. With our established national portfolio and brand name, we are well positioned to continue generating solid growth and performance. Our reputation has been built on creating Tanger centers that feature a diverse mix of high-volume, upscale tenants. Consumers demand value, and for the past 22 years we, at Tanger, have focused our human and capital resources toward meeting the consumers' expectations in a pleasant and friendly environment.

In closing, we are deeply grateful to all of our fellow colleagues, partners, bankers, employees and to the Board of Directors at Tanger whose remarkable efforts, professionalism and unwavering commitment to excellence continue to be the foundation of our success. On their behalf, we thank you for your support. We firmly believe that our long-standing history of ethical accountability, proven leadership, and disciplined execution of our business strategy will provide us with the requisite tools to continue delivering stable dividends and long-term growth in shareholder value.

Please join us for the 2003 annual shareholders meeting at 10:00 a.m., Friday, May 9, 2003 at the O. Henry Hotel, 624 Green Valley Road, Greensboro, North Carolina.

Sincerely,



Stanley K. Tanger
Founder, Chairman of the Board and
Chief Executive Officer



Steven B. Tanger
President and Chief Operating Officer

TANGER®

Brand Name Savings Across America

34 Centers

21 States



20-23
14
13
15
16
17
24
18
11
28
34
10
19
27
31
30
25
26
3
2
1
8
7
6
9
29
33
32
12
5
4
Corporate Headquarters
3200 Northline Avenue,
Suite 360
Greensboro, NC 27408
336.292.3010
Serving Cities & Metropolitan Markets
Serving Tourist & Resort Areas
Corporate Headquarters

1 Boaz, Alabama △
Serving Birmingham and Huntsville
I-59 at Exit 183, Highway 431
800.405.2193
80,775 Sq. Ft.

2 Casa Grande, Arizona △
Serving Phoenix and Tucson
I-10 at Highway 84, Exit 198
800.405.5016
184,768 Sq. Ft.

3 Barstow, California △
Serving Los Angeles and Las Vegas
I-15 at Lenwood Road
800.409.3175
105,950 Sq. Ft.

4 Fort Myers (Sanibel), Florida □
Sanibel Island Resort area
I-75, Exit 21 to Summerlin Road
888.471.3939
198,789 Sq. Ft.

5 Vero Beach, Florida △
Serving Orlando and Palm Beach
I-95, Exit 68, (new exit 147)
888.422.3873
328,607 Sq. Ft.

6 Commerce,Georgia △
Serving Atlanta and Greenville, SC
Tanger I
I-85, Exit 53 Highway 441
800.405.9555
185,750 Sq. Ft.

7 Commerce,Georgia △
Serving Atlanta and Greenville, SC
Tanger II
I-85, Exit 53
800.405.9828
342,556 Sq. Ft.

8 Dalton, Georgia △
Serving Atlanta and Chattanooga
I-75 at Walnut Avenue, Exit 136
800.409.7029
173,430 Sq. Ft.

9 Locust Grove, Georgia △
Serving Atlanta and Macon
I-75, Exit 68
800.406.0833
248,854 Sq. Ft.

10 **Seymour, Indiana** △
Serving Indianapolis and Louisville
I-65, Highway 50, Exit 50 East
800.406.1154
141,051 Sq. Ft.

11 **Williamsburg, Iowa** △
Serving Des Moines and Iowa City
I-80, Exit 220
800.406.2887
277,230 Sq. Ft.

12 **Gonzales, Louisiana** △
Serving New Orleans and Baton Rouge
I-10 at Highway 30, Exit 177
800.406.2112
245,199 Sq. Ft.

13 14 **Kittery, Maine I & II** □
Coastal Route 1
1 hour North of Boston
2 centers Route 95, Exit 3
800.406.490
84,397 Sq. Ft.

15 **Bourne, Massachusetts** □
Cape Cod Resort Area and one hour from Boston
Bourne Rotary
800.406.8435
23,417 Sq. Ft.

16 **West Branch, Michigan** □
Serving Detroit & Northern Michigan Resort Areas
I-75, Exit 212
800.406.8874
112,420 Sq.Ft.

17 **Howell, Michigan** △
Serving Detroit & Lansing
I-96 at M-59, Exit 133
888.545.0565
325,231 Sq.Ft.

18 **North Branch, Minnesota** △
Serving Minneapolis
I-35 and Highway 95, Exit 147
800.409.3631
134,480 Sq. Ft.

19 **Branson, Missouri** □
Music City Resort Area
West Highway 76
800.707.2762
277,494 Sq. Ft.

20 21 22 23 **North Conway, New Hampshire** □
White Mountain Resort Area
Clover Center/L.L. Bean Center
Polo Ralph Lauren Center/Red Barn
4 Shopping locations on Route 16
800.407.4078
61,745 Sq. Ft.

24 **Riverhead, New York** △
Serving NY City & L.I. Resort Area
I-495 East, Long Island Expressway, Exit 72
800.407.4894
729,238 Sq. Ft.

25 **Blowing Rock, North Carolina** □
North Carolina Mountains Resort Area
Highway 321 at Blue Ridge Parkway
800.720.6728
105,448 Sq. Ft.

26 **Burlington, North Carolina** △
Serving Raleigh and Greensboro
I-85 & Highway 49, Exit 145
800.407.5005
64,288 Sq. Ft.

27 **Nags Head, North Carolina** □
Outer Banks Resort Area
Highway 158
800.720.6747
82,254 Sq. Ft.

28 **Lancaster, Pennsylvania** □
Amish Country Tourist Area
Route 30 East
800.408.3477
255,059 Sq. Ft.

29 **Myrtle Beach, South Carolina** □
Grand Strand Resort Area
Hwy 17 at Hwy 22/Conway By-pass
866.838.9830
260,033 Sq. Ft.

30 **Pigeon Forge, Tennessee** □
Smoky Mountain Resort Area
Highway 441 at Davis Road
800.408.5775
94,558 Sq. Ft.

31 **Sevierville, Tennessee** □
Smoky Mountain Resort Area
Highway 441
800.408.8377
353,977 Sq. Ft.

32 **San Marcos, Texas** △
Serving San Antonio and Austin
I-35, Exit 200 at Center Point Road
800.408.8424
441,936 Sq. Ft.

33 **Terrell, Texas** △
Serving Dallas
I-20 at Highway 34, Exit 501
800.409.0012
177,490 Sq. Ft.

34 **Martinsburg, West Virginia** △
Serving Baltimore and Washington, DC
I-81, Exit 1, King Street
800.409.8010
49,252 Sq. Ft.

Lancaster, PA


MIKASA
STOP

Locust Grove, GA


OLD NAVY OUTLET





Branson, MO







Myrtle Beach, SC

Selected Financial Data

(In thousands, except per share and center data)	2002	2001	2000	1999	1998
OPERATING DATA					
Total revenues	$ 113,167	$ 108,266	$ 106,137	$ 103,093	$ 97,094
Income before equity in earnings of unconsolidated joint ventures, minority interest, discontinued operations, (loss) gain on sale or disposal of real estate and extraordinary item	10,642	7,790	10,598	16,505	14,688
Income from continuing operations	8,628	6,125	8,165	12,444	11,139
Income before extraordinary item	11,007	7,356	4,312	15,837	12,159
Net income	11,007	7,112	4,312	15,588	11,827
SHARE DATA					
Basic:					
Income from continuing operations	$ .82	$ .55	$ .80	$ 1.34	$ 1.17
Net income	$ 1.11	$ .67	$ .32	$ 1.74	$ 1.26
Weighted average common shares	8,322	7,926	7,894	7,861	7,886
Diluted:					
Income from continuing operations	$ .80	$ .55	$ .80	$ 1.34	$ 1.15
Net income	$ 1.08	$ .67	$ .31	$ 1.74	$ 1.24
Weighted average common shares	8,514	7,948	7,922	7,872	8,009
Common dividends paid	$ 2.45	$ 2.44	$ 2.43	$ 2.42	$ 2.35
BALANCE SHEET DATA					
Real estate assets, before depreciation	$ 622,399	$ 599,266	$ 584,928	$ 566,216	$ 529,247
Total assets	477,675	476,272	487,408	490,069	471,795
Debt	345,005	358,195	346,843	329,647	302,485
OTHER DATA					
Cash flows provided by (used in):					
Operating activities	$ 39,167	$ 44,626	$ 38,420	$ 43,175	$ 35,787
Investing activities	$ (26,363)	$ (23,269)	$ (25,815)	$ (45,959)	$ (79,236)
Financing activities	$ (12,247)	$ (21,476)	$ (12,474)	$ (3,043)	$ 46,172
Funds from operations (1)	$ 41,695	$ 37,768	$ 38,203	$ 41,673	$ 37,048
Gross leasable area open	6,186	5,437	5,284	5,254	5,116
Number of centers	34	32	32	34	34

(1) *Funds from Operations ("FFO") is a widely accepted financial indicator used by certain investors and analysts to analyze and compare companies on the basis of operating performance.* FFO is defined as net income (loss), computed in accordance with generally accepted accounting principles, before extraordinary items and gains (losses) on sale or disposal of depreciable operating properties, plus depreciation and amortization uniquely significant to real estate and after adjustments for unconsolidated partnerships and joint ventures. We caution that the calculation of FFO may vary from entity to entity and as such the presentation of FFO by us may not be comparable to other similarly titled measures of other reporting companies. FFO is not intended to represent cash flows for the period. FFO has not been presented as an alternative to operating income or as an indicator of operating performance, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements appearing elsewhere in this report. Historical results and percentage relationships set forth in the consolidated statements of operations, including trends which might appear, are not necessarily indicative of future operations. Unless the context indicates otherwise, the term "Company" refers to Tanger Factory Outlet Centers, Inc. and subsidiaries and the term "Operating Partnership" refers to Tanger Properties Limited Partnership. The terms "we", "our" and "us" refer to the Company or the Company and the Operating Partnership together, as the text requires.

The discussion of our results of operations reported in the consolidated statements of operations compares the years ended December 31, 2002 and 2001, as well as December 31, 2001 and 2000. Certain comparisons between the periods are made on a percentage basis as well as on a weighted average gross leasable area ("GLA") basis, a technique which adjusts for certain increases or decreases in the number of centers and corresponding square feet related to the development, acquisition, expansion or disposition of rental properties. The computation of weighted average GLA, however, does not adjust for fluctuations in occupancy that may occur subsequent to the original opening date.

Cautionary Statements

Certain statements made below are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Reform Act of 1995 and included this statement for purposes of complying with these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words 'believe', 'expect', 'intend', 'anticipate', 'estimate', 'project', or similar expressions. You should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could materially affect our actual results, performance or achievements. Factors which may cause actual results to differ materially from current expectations include, but are not limited to, the following:

- national and local general economic and market conditions;
- demographic changes; our ability to sustain, manage or forecast our growth; existing government regulations and changes in, or the failure to comply with, government regulations;
- adverse publicity; liability and other claims asserted against us;
- competition;
- the risk that we may not be able to finance our planned development activities;
- risks related to the retail real estate industry in which we compete, including the potential adverse impact of external factors such as inflation, tenant demand for space, consumer confidence, unemployment rates and consumer tastes and preferences;
- risks associated with our development activities, such as the potential for cost overruns, delays and lack of predictability with respect to the financial returns associated with these development activities;
- risks associated with real estate ownership, such as the potential adverse impact of changes in the local economic climate on the revenues and the value of our properties;

Management's Discussion and Analysis of Financial Condition and Results of Operations

- risks that a significant number of tenants may become unable to meet their lease obligations or that we may be unable to renew or re-lease a significant amount of available space on economically favorable terms;
- fluctuations and difficulty in forecasting operating results; changes in business strategy or development plans;
- business disruptions;
- the ability to attract and retain qualified personnel; the ability to realize planned costs savings in acquisitions; and
- retention of earnings.

General Overview

At December 31, 2002, we had ownership interests in or management responsibilities for 34 centers in 21 states totaling 6.2 million square feet compared to 32 centers in 20 states totaling 5.4 million square feet at December 31, 2001. The increase is due to the following events:

- Disposition of our wholly-owned property in Fort Lauderdale, Florida, totaling 165,000 square feet
- Development, through a 50% ownership joint venture, of our property in Myrtle Beach, South Carolina totaling 260,000 square feet
- Acquisition of our wholly-owned property in Howell, Michigan totaling 325,000 square feet
- Obtained management responsibilties of a property in Vero Beach, Florida totaling 329,000 square feet
- Disposition of our wholly-owned property in Bourne, Massachusetts, totaling 23,000 square feet for which we retain limited management responsibilities

Results of Operations

In accordance with SFAS 144 "Accounting for the Impairment or Disposal of Long Lived Assets," effective for financial statements issued for fiscal years beginning after December 15, 2001, results of operations and gain/(loss) on sales of real estate that have separable, identifiable cash flows for properties sold subsequent to December 31, 2001 are reflected in the Consolidated Statements of Operations as discontinued operations for all periods presented.

A summary of the operating results for the years ended December 31, 2002, 2001 and 2000 is presented in the following table, expressed in amounts calculated on a weighted average GLA basis.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary of Operating Results on a Weighted Average GLA Basis

	2002	2001	2000
GLA open at end of period (000's)			
Wholly owned	5,469	5,332	5,179
Partially owned (1)	260	—	—
Managed	457	105	105
Total GLA at end of period (000's)	6,186	5,437	5,284
Weighted average GLA (000's) (2)	5,245	5,111	4,926
States operated in at end of period	21	20	20
Occupancy percentage at end of period	98%	96%	96%
Per square foot data			
Revenues			
Base rentals	$ 14.44	$ 14.33	$ 14.08
Percentage rentals	.68	.54	.66
Expense reimbursements	5.82	5.77	5.98
Other income	.63	.54	.82
Total revenues	21.57	21.18	21.54
Expenses			
Property operating	6.88	6.65	6.70
General and administrative	1.76	1.61	1.50
Interest	5.43	5.90	5.60
Depreciation and amortization	5.48	5.51	5.24
Asset write-down	—	—	.37
Total expenses	19.55	19.67	19.41
Income before equity in earnings of unconsolidated joint ventures, minority interest, discontinued operations, loss on sale or disposal of real estate and extraordinary item	$ 2.02	$ 1.51	$ 2.13

(1) Includes one center totaling 260,033 square feet of which we own a 50% interest through a joint venture arrangement.

(2) Represents GLA of wholly-owned operating properties weighted by months of operation. GLA is not adjusted for fluctuations in occupancy that may occur subsequent to the original opening date. Excludes GLA of properties for which their results are included in discontinued operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

2002 Compared to 2001

Base rentals increased $2.5 million, or 3%, in the 2002 period when compared to the same period in 2001. The increase is primarily due to the full nine months effect of an expansion at our San Marcos, TX center which we completed during the fourth quarter of 2001 and the acquisition of our Howell, Michigan center in September 2002. Base rent per weighted average GLA increased by $.11 per square foot from $14.33 per square foot in the 2001 period compared to $14.44 per square foot in the 2002 period. The increase is the result of the addition of the San Marcos expansion to the portfolio which had a higher average base rent per square foot compared to the portfolio average and an increase of 2% in average base rent per square foot on approximately 1.0 million square feet renewed or re-tenanted during 2002. While the overall portfolio occupancy at December 31, 2002 increased 2% from 96% to 98% compared with the prior year end, two centers experienced negative occupancy trends which were offset by positive occupancy gains in other centers.

Percentage rentals, which represent revenues based on a percentage of tenants' sales volume above predetermined levels (the "breakpoint"), increased $823,000 or 30%, and on a weighted average GLA basis, increased $.14 per square foot in 2002 compared to 2001. Reported same-space sales per square foot for the twelve months ended December 31, 2002 were $294 per square foot, a 1.4% increase over the prior year ended December 31, 2001. Same-space sales is defined as the weighted average sales per square foot reported in space open for the full duration of each comparison period. Our ability to attract high volume tenants to many of our outlet centers continues to improve the average sales per square foot throughout our portfolio. Reported tenant sales for 2002 for all Tanger Outlet Centers reached a record level of $1.5 billion. Reported same-store sales for the year ended 2002, defined as the weighted average sales per square foot reported by tenants for stores open since January 1, 2001 were down 0.8% compared to 2001.

Expense reimbursements, which represent the contractual recovery from tenants of certain common area maintenance, insurance, property tax, promotional, advertising and management expenses generally fluctuates consistently with the reimbursable property operating expenses to which it relates. Expense reimbursements, expressed as a percentage of property operating expenses, decreased to 85% in 2002 from 87% in 2001 primarily as a result of higher real estate taxes due to revaluations, increases in property insurance premiums and increases in other non-reimbursable expenses.

Other income increased $534,000, or 19%, in 2002 compared to 2001 primarily due to gains on sales of outparcels of land in 2002 included in other income, increases in vending and other miscellaneous income and the recognition of management, leasing and development fee revenue from our TWMB Associates, LLC ("TWMB") joint venture.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Property operating expenses increased by $2.1 million, or 6%, in the 2002 period as compared to the 2001 period and, on a weighted average GLA basis, increased $.23 per square foot from $6.65 to $6.88. The increase is the result of increased costs in marketing, common area maintenance, real estate taxes, property insurance, and other non-reimbursable expenses.

General and administrative expenses increased $1.0 million, or 12%, in the 2002 period as compared to the 2001 period. The increase is primarily due to increases in performance based bonus accruals, travel, legal and other professional fees. Also, as a percentage of total revenues, general and administrative expenses were 8% in both the 2002 and 2001 periods and, on a weighted average GLA basis increased $.15 per square foot from $1.61 per square foot in the 2001 period to $1.76 per square foot in the 2002 period.

Interest expense decreased $1.7 million during 2002 as compared to 2001 due primarily to lower average interest rates during 2002 and a decrease in the overall debt level due to the use of a portion of the proceeds from our equity offering during the year to reduce outstanding debt. Also, beginning in the fourth quarter of 2001 and continuing through 2002, we purchased, primarily at par, approximately $24.9 million of our outstanding 7.875% senior, unsecured public notes that mature in October 2004. The purchases were funded by amounts available under our unsecured lines of credit. The replacement of the 2004 bonds with funding through lines of credit provided us with a significant interest expense reduction as the lines of credit had a lower interest rate.

Depreciation and amortization per weighted average GLA decreased slightly from $5.51 per square foot in the 2001 period to $5.48 per square foot in the 2002 period due to a lower mix of tenant finishing allowances included in buildings and improvements which are depreciated over shorter lives (i.e. over lives generally ranging from 3 to 10 years as opposed to other construction costs which are depreciated over lives ranging from 15 to 33 years).

Income from unconsolidated joint ventures increased $392,000 in the 2002 period compared to the 2001 period due to the opening of the Myrtle Beach, South Carolina outlet center by TWMB in June of 2002.

The increase in discontinued operations is due to the gains on sales of our Ft. Lauderdale, Florida and Bourne, Massachusetts centers and the leased outparcels of land in Seymour, Indiana and Casa Grande, Arizona, all of which were sold in the 2002 period.

Management's Discussion and Analysis of Financial Condition and Results of Operations

2001 Compared to 2000

Base rentals increased $3.9 million, or 6%, in the 2001 period when compared to the same period in 2000. The increase is primarily due to the effect of the expansion completed in 2001 at our San Marcos, Texas center and the full year effect of expansions completed in the fourth quarter of 2000, offset by the loss of rent from the sales of the centers in Lawrence, Kansas and McMinnville, Oregon in June 2000. As noted above, FAS 144 applies only to properties sold subsequent to December 31, 2001. Therefore, the results of operations and resulting loss on sale of real estate from the Lawrence, Kansas and McMinnville, Oregon properties are not included in discontinued operations. The loss from these property sales are included in loss on sale or disposal of real estate in the Consolidated Statements of Operations. Base rent per weighted average GLA increased by $.25 per square foot, or 2%, as a result of the expansions which had a higher average base rent per square foot compared to the portfolio average and the sales of the centers in Lawrence, Kansas and McMinnville, Oregon which had a lower average base rent per square foot compared to the portfolio average.

Percentage rentals, which represent revenues based on a percentage of tenants' sales volume above predetermined levels, decreased by $518,000, or 16%, and on a weighted average GLA basis, decreased $.12 per square foot in 2001 compared to 2000. Same-space sales for the year ended December 31, 2001, defined as the weighted average sales per square foot reported in space open for the full duration of each comparison period, increased 5% to $294 per square foot due to our efforts to re-merchandise selected centers by replacing low volume tenants with high volume tenants. However, for the year ended December 31, 2001, reported same-store sales, defined as the weighted average sales per square foot reported by tenants for stores open since January 1, 2000, decreased by 2% compared with the previous year.

Expense reimbursements, which represent the contractual recovery from tenants of certain common area maintenance, insurance, property tax, promotional, advertising and management expenses generally fluctuates consistently with the reimbursable property operating expenses to which it relates. Expense reimbursements, expressed as a percentage of property operating expenses, decreased to 87% in 2001 from 89% in 2000 primarily as a result of higher real estate taxes due to revaluations, increases in property insurance premiums and increases in other non-reimbursable expenses.

Other income decreased $1.3 million in 2001 as compared to 2000. The 2000 period included gains on sales of land outparcels totaling $908,000 and the recognition of business interruption insurance proceeds relating to the Stroud, Oklahoma center, which was destroyed by a tornado in May 1999, totaling $985,000. These items were offset in part by increases in vending and interest income in the 2001 period.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Property operating expenses increased by $1.0 million, or 3%, in 2001 as compared to 2000. On a weighted average GLA basis, property operating expenses decreased from $6.70 to $6.65 per square foot. The decrease per square foot is the result of a company-wide effort to improve operating efficiencies and reduce costs in common area maintenance and marketing partially offset by increases in real estate taxes, property insurance and other non-reimbursable expenses.

General and administrative expenses increased $862,000, or 12%, in 2001 as compared to 2000 primarily due to increases in professional fees and provisions for bad debts. As a percentage of revenues, general and administrative expenses were approximately 8% of revenues in 2001 and 7% in 2000. On a weighted average GLA basis, general and administrative expenses increased $.11 per square foot from $1.50 in 2000 to $1.61 in 2001.

Interest expense increased $2.6 million during 2001 as compared to 2000 due primarily to our increased debt levels attributable to development completed in 2001 and the full year effect of expansions completed in the fourth quarter of 2000. Our strategy to replace short-term, variable rate debt with long-term, fixed rate debt and extend our average debt maturities has resulted in an overall higher interest rate on outstanding debt. Also, $295,200 paid to terminate certain interest rate swap agreements during the first quarter of 2001 contributed to the increase in interest expense.

Depreciation and amortization per weighted average GLA increased 5% from $5.24 per square foot in the 2000 period to $5.51 per square foot in the 2001 period due to a higher mix of tenant finishing allowances included in buildings and improvements which are depreciated over shorter lives (i.e. over lives generally ranging from 3 to 10 years as opposed to other construction costs which are depreciated over lives ranging from 15 to 33 years).

The asset write-down recognized in 2000 represents the write off of all development costs associated with our site in Ft. Lauderdale, Florida, as well as additional costs associated with various other non-recurring development activities at other sites, which were discontinued. The costs associated with the Ft. Lauderdale site were written off because we terminated our contract to purchase twelve acres of land in Dania Beach/Ft. Lauderdale, Florida.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The loss on sale of real estate during 2000 represents the loss recognized on the sale of our centers in Lawrence, Kansas and McMinnville, Oregon and the land and the remaining site improvements in Stroud, Oklahoma. Net proceeds received from the sale of the centers totaled $7.1 million. The combined net operating income of these two centers represented approximately 1% of the total portfolio's operating income. We sold the Stroud land and site improvements in December 2000 and received net proceeds of approximately $723,500 in January 2001. As noted above, FAS 144 applies only to properties sold subsequent to December 31, 2001. Therefore, the results of operations and resulting losses on sales of real estate from the properties which were sold in 2000 are not included in discontinued operations. The losses from these property sales, totaling $5.0 million, net of minority interest of $1.9 million, are included in loss on sale or disposal of real estate in the Consolidated Statements of Operations.

The extraordinary losses recognized in 2001 represent the write-off of unamortized deferred financing costs related to debt that was extinguished prior to its scheduled maturity.

Liquidity and Capital Resources

Net cash provided by operating activities was $39.2, $44.6 and $38.4 million for the years ended December 31, 2002, 2001 and 2000, respectively. The decreases and increases in cash provided by operating activities in 2002 compared to 2001 and 2001 compared to 2000 are primarily due to changes in other assets and accounts payable and accrued expenses for those respective years. Net cash used in investing activities amounted to $26.4, $23.3 and $25.8 million during 2002, 2001 and 2000, respectively, and reflects the acquisitions, expansions and dispositions of real estate during each year. Cash used in financing activities of $12.2, $21.5 and $12.5 in 2002, 2001 and 2000, respectively, has fluctuated consistently with the capital needed to fund the current development and acquisition activity and reflects increases in dividends paid during 2002, 2001 and 2000.

The decrease in cash used in financing activities in 2002 compared to 2001 also reflects the net proceeds of $28.0 million from the issuance of one million common shares and $2.8 million from the exercise of share and unit options in 2002.

Acquisitions and Dispositions

In September 2002, we completed the acquisition of Kensington Valley Factory Shops, a factory outlet center in Howell, Michigan containing approximately 325,000 square feet, for an aggregate purchase price of $37.5 million. The acquisition was funded with $16.8 million of net proceeds from the sale of our non-core property in Fort Lauderdale, Florida in June 2002 and a portion of the proceeds from the common share offering in September 2002.

In November 2002, we completed the disposition of our non-core center in Bourne, Massachusetts which totaled approximately 23,000 square feet. The net proceeds from this sale were $3.1 million.

During 2002 we also sold five outparcels of land at various centers (Barstow, California, Gonzales, Louisiana, North Branch, Minnesota, Seymour, Indiana and Casa Grande, Arizona), the last two of which had associated leases with identifiable cash flows. These five outparcel sales generated approximately $1.5 million in net proceeds.

Joint Ventures

In 2000, we formed a joint venture with C. Randy Warren Jr., former Senior Vice President of Leasing of the Company. The new entity, Tanger-Warren Development, LLC ("Tanger-Warren"), was formed to identify, acquire and develop sites exclusively for us. We agreed to be co-managers of Tanger-Warren, each with 50% ownership interest in the joint venture and any entities formed with respect to a specific project. Our investment in Tanger-Warren amounted to approximately $6,500 and $9,000 as of December 31, 2002 and 2001, respectively, and the impact of this joint venture on our results of operations has been insignificant.

Management's Discussion and Analysis of Financial Condition and Results of Operations

In September 2001, we established the TWMB joint venture with respect to our Myrtle Beach, South Carolina project with Rosen-Warren Myrtle Beach LLC ("Rosen-Warren"). We and Rosen-Warren, each as 50% owners, contributed $4.3 million in cash for a total initial equity in TWMB of $8.6 million. In September of 2001, TWMB began construction on its first phase of a new 400,000 square foot Tanger Outlet Center in Myrtle Beach, South Carolina. The first phase opened 100% leased on June 28, 2002 at a cost of approximately $35.4 million with approximately 260,000 square feet and 60 brand name outlet tenants. In November 2002, we began construction on a 64,000 square foot second phase which is estimated to cost $6.5 million. We and Rosen-Warren have each contributed approximately $1.1 million toward this second phase, with the majority of the contribution being made in the first quarter of 2003.

In conjunction with the construction of the center, TWMB closed on a variable rate, construction loan in the amount of $36.2 million with Bank of America, NA (Agent) and SouthTrust Bank. As of December 31, 2002 the construction loan had a balance of $25.5 million. In August of 2002, TWMB entered into an interest rate swap agreement with Bank of America, NA effective through August 2004 with a notional amount of $19 million. Under this agreement, TWMB receives a floating interest rate based on the 30 day LIBOR index and pays a fixed interest rate of 2.49%. This swap effectively changes the payment of interest on $19 million of variable rate debt to fixed rate debt for the contract period at a rate of 4.49%. All debt incurred by this unconsolidated joint venture is collateralized by its property as well as joint and several guarantees by Rosen-Warren and us.

Either partner in TWMB has the right to initiate the sale or purchase of the other party's interest. If such action is initiated, one partner would determine the fair market value purchase price of the venture and the other would determine whether they would take the role of seller or purchaser. The partners' roles in this transaction would be determined by the tossing of a coin, commonly known as a Russian roulette provision. If either Rosen-Warren or we enact this provision and depending on our role in the transaction as either seller or purchaser, we can potentially incur a cash outflow for the purchase of Rosen-Warren's interest. However, we do not expect this event to occur in the near future based on the positive results and expectations of developing and operating an outlet center in the Myrtle Beach area.

Other Developments

On July 1, 2002, our option to purchase the retail portion of a site at the Bourne Bridge Rotary in Cape Cod, Massachusetts was terminated due to the seller's inability to obtain the proper approvals for the Bourne project from the local authorities by such date. As a result of the termination, the net carrying amount of assets remaining on this project includes a $150,000 note receivable at 5% annual interest that becomes due from the seller and is payable with accrued interest on July 1, 2003. At this time we believe that this note receivable is fully collectible.

Any developments or expansions that we, or a joint venture that we are involved in, have planned or anticipated may not be started or completed as scheduled, or may not result in accretive net income or funds from operations. In addition, we regularly evaluate acquisition or disposition proposals and engage from time to time in negotiations for acquisitions or dispositions of properties. We may also enter into letters of intent for the purchase or sale of properties. Any prospective acquisition or disposition that is being evaluated or which is subject to a letter of intent may not be consummated, or if consummated, may not result in an increase in net income or funds from operations.

Financing Arrangements

During 2002, we purchased primarily at par, $10.4 million of our outstanding 7.875% senior, unsecured public notes that mature in October 2004. The purchases were funded by amounts available under our unsecured lines of credit. During 2001, we purchased $14.5 million of these

Management's Discussion and Analysis of Financial Condition and Results of Operations

notes at par. In total, $24.9 million of the October 2004 notes were purchased in 2001 and 2002. We currently have authority from our Board of Directors to purchase an additional $25 million of our outstanding 7.875% senior, unsecured public notes and may, from time to time, do so at management's discretion.

At December 31, 2002, approximately 49% of our outstanding long-term debt represented unsecured borrowings and approximately 61% of the gross book value of our real estate portfolio was unencumbered. The average interest rate, including loan cost amortization, on average debt outstanding for the years ended December 31, 2002 and 2001 was 8.1% and 8.8%, respectively.

We intend to retain the ability to raise additional capital, including public debt or equity, to pursue attractive investment opportunities that may arise and to otherwise act in a manner that we believe to be in our shareholders' best interests. During the second quarter of 2001, we amended our shelf registration for the ability to issue up to $400 million, ($200 million in debt and $200 million in equity securities). In July 2002, we again amended the shelf registration to allow us to issue the $400 million in either all debt or all equity or any combination thereof up to $400 million. On September 4, 2002, we completed a public offering of 1,000,000 common shares at a price of $29.25 per share, receiving net proceeds of approximately $28.0 million. We used the net proceeds, together with other available funds, to acquire one outlet center in Howell, Michigan, to reduce the outstanding balance on our lines of credit and for general corporate purposes. To generate capital to reinvest into other attractive investment opportunities, we may also consider the use of operational and developmental joint ventures, selling certain properties that do not meet our long-term investment criteria as well as outparcels on existing properties.

We maintain unsecured, revolving lines of credit that provided for unsecured borrowings up to $85 million at December 31, 2002, an increase of $10 million in capacity from December 31, 2001. During 2002, we extended the maturity of all lines of credit to June 30, 2004. Based on cash provided by operations, existing credit facilities, ongoing negotiations with certain financial institutions and our ability to sell debt or equity subject to market conditions, we believe that we have access to the necessary financing to fund the planned capital expenditures during 2003.

We anticipate that adequate cash will be available to fund our operating and administrative expenses, regular debt service obligations, and the payment of dividends in accordance with Real Estate Investment Trust ("REIT") requirements in both the short and long term. Although we receive most of our rental payments on a monthly basis, distributions to shareholders are made quarterly and interest payments on the senior, unsecured notes are made semi-annually. Amounts accumulated for such payments will be used in the interim to reduce the outstanding borrowings under the existing lines of credit or invested in short-term money market or other suitable instruments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations and Commercial Commitments

The following table details our contractual obligations over the next five years and thereafter as of December 31, 2002 (in thousands):

Contractual Obligations						
	2003	2004	2005	2006	2007	Thereafter
Debt	$ 2,519	$ 73,324	$ 23,100	$ 55,668	$ 2,349	$ 188,045
Operating leases	2,551	2,547	2,478	2,441	2,378	73,860
	$ 5,070	$ 75,871	$ 25,578	$ 58,109	$ 4,727	$ 261,905

Our debt agreements require the maintenance of certain ratios, including debt service coverage and leverage, and limit the payment of dividends such that dividends and distributions will not exceed funds from operations, as defined in the agreements, for the prior fiscal year on an annual basis or 95% of funds from operations on a cumulative basis. We have historically been and currently are in compliance with all of our debt covenants. We expect to remain in compliance with all our existing debt covenants; however, should circumstances arise that would cause us to be in default, the various lenders would have the ability to accelerate the maturity on our outstanding debt.

We operate in a manner intended to enable us to qualify as a REIT under the Internal Revenue Code (the "Code"). A REIT which distributes at least 90% of its taxable income to its shareholders each year and which meets certain other conditions is not taxed on that portion of its taxable income which is distributed to its shareholders. Based on our 2002 taxable income to shareholders, we were required to distribute approximately $5,054,000 in order to maintain our REIT status as described above. We distributed approximately $20,187,000 to common shareholders based on our current dividend level, which significantly exceeds our required distributions. If events were to occur that would cause our dividend to be reduced, we believe we still have an adequate margin regarding required dividend payments based on our historic dividend and taxable income levels to maintain our REIT status.

The following table details our commercial commitments as of December 31, 2002 (in thousands):

Commercial Commitments	
	2004
Lines of credit	$ 64,525
Joint venture guarantees	36,200
	$ 100,725

Management's Discussion and Analysis of Financial Condition and Results of Operations

We currently maintain four unsecured, revolving credit facilities with major national banking institutions, totaling $85 million. As of December 31, 2002 amounts outstanding under these credit facilities totaled $20.5 million. All four credit facilities expire in June 2004.

We are party to a joint and several guarantee with respect to the $36.2 million construction loan obtained by TWMB. See "Joint Ventures" section above for further discussion of the guarantee.

Related Party Transactions

During 2002, Stanley K. Tanger, our Chairman of the Board and Chief Executive Officer, completed the early repayment of a $2.5 million demand note receivable to the Company through accelerated payments. In 2001, also through accelerated payments, Steven B. Tanger, our President and Chief Operating Officer, completed the early repayment of a $845,000 demand note receivable to the Company.

As noted above in "Joint Ventures", we are a 50% owner of the TWMB joint venture. TWMB pays us management, leasing and development fees for services provided to the joint venture. During 2002, we recognized approximately $74,000 in management fees, $259,000 in leasing fees and $76,000 in development fees in other income.

Market Risk

We are exposed to various market risks, including changes in interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates. We do not enter into derivatives or other financial instruments for trading or speculative purposes.

We negotiate long-term fixed rate debt instruments and enter into interest rate swap agreements to manage our exposure to interest rate changes. The swaps involve the exchange of fixed and variable interest rate payments based on a contractual principal amount and time period. Payments or receipts on the agreements are recorded as adjustments to interest expense. At December 31, 2002, we had an interest rate swap agreement effective through January 2003 with a notional amount of $25 million. Under this agreement, we receive a floating interest rate based on the 30 day LIBOR index and pay a fixed interest rate of 5.97%. This swap effectively changes our payment of interest on $25 million of variable rate debt to fixed rate debt for the contract period at a rate of 7.72%.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The fair value of the interest rate swap agreement represents the estimated receipts or payments that would be made to terminate the agreement. At December 31, 2002, we would have paid approximately $98,000 to terminate the agreement. The fair value is based on dealer quotes, considering current interest rates and remaining term to maturity.

The fair market value of long-term fixed interest rate debt is subject to interest rate risk. Generally, the fair market value of fixed interest rate debt will increase as interest rates fall and decrease as interest rates rise. The estimated fair value of our total long-term debt at December 31, 2002 was $349.7 million while the recorded value was $345.0 million, respectively. A 1% increase from prevailing interest rates at December 31, 2002 would result in a decrease in fair value of total long-term debt by approximately $10.6 million. Fair values were determined from quoted market prices, where available, using current interest rates considering credit ratings and the remaining terms to maturity.

Critical Accounting Policies

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Cost Capitalization

We capitalize all fees and costs incurred to initiate operating leases, including certain general and overhead costs, as deferred charges. The amount of general and overhead costs we capitalized is based on our estimate of the amount of costs directly related to executing these leases. We amortize these costs to expense over the average minimum lease term.

We capitalize all costs incurred for the construction and development of properties, including certain general and overhead costs. The amount of general and overhead costs we capitalize is based on our estimate of the amount of costs directly related to the construction or development of these assets. Direct costs to acquire assets are capitalized once the acquisition becomes probable.

Impairment of Long-Lived Assets

Rental property held and used by us is reviewed for impairment in the event that facts and circumstances indicate the carrying amount of an asset may not be recoverable. In such an event, we compare the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount, and if less, recognize an impairment loss in an amount by which the carrying amount exceeds its fair value. We believe that no impairment existed at December 31, 2002.

Revenue Recognition

Base rentals are recognized on a straight-line basis over the term of the lease. Substantially all leases contain provisions which provide additional rents based on tenants' sales volume ("percentage rentals") and reimbursement of the tenants' share of advertising and promotion, common area maintenance, insurance and real estate tax expenses. Percentage rentals are recognized when specified targets that trigger the contingent rent are met. Expense reimbursements are recognized in the period the applicable expenses are incurred. Payments received from the early termination of leases are recognized when the applicable space is released, or, otherwise are amortized over the remaining lease term.

Funds from Operations

We believe that for a clear understanding of our consolidated historical operating results, FFO should be considered along with net income as presented in the audited consolidated financial statements included elsewhere in this report. FFO is presented because it is a widely accepted financial indicator used by certain investors and analysts to analyze and compare one equity REIT with another on the basis of operating performance. FFO is generally defined as net income (loss), computed in

Management's Discussion and Analysis of Financial Condition and Results of Operations

accordance with generally accepted accounting principles, before extraordinary items and gains (losses) on sale or disposal of depreciable operating properties, plus depreciation and amortization uniquely significant to real estate and after adjustments for unconsolidated partnerships and joint ventures. We caution that the calculation of FFO may vary from entity to entity and as such the presentation of FFO by us may not be comparable to other similarly titled measures of other reporting companies. FFO does not represent net income or cash flow from operations as defined by generally accepted accounting principles and should not be considered an alternative to net income as an indication of operating performance or to cash flows from operations as a measure of liquidity. FFO is not necessarily indicative of cash flows available to fund dividends to shareholders and other cash needs.

Below is a calculation of FFO for the years ended December 31, 2002, 2001 and 2000 as well as actual cash flow and other data for those respective periods (in thousands):

Funds from Operations

	2002	2001	2000
Funds from Operations:			
Net income	$ 11,007	$ 7,112	$ 4,312
Adjusted for:			
Extraordinary item-loss on early extinguishment of debt	—	244	—
Minority interest	2,406	1,665	2,433
Minority interest, depreciation and amortization attributable to discontinued operations	1,102	898	880
Depreciation and amortization uniquely significant to real estate – wholly owned	28,460	27,849	25,531
Depreciation and amortization uniquely significant to real estate – unconsolidated joint ventures	422	—	—
(Gain) loss on sale or disposal of real estate	(1,702)	—	5,047
Funds from operations before minority interest (1)	$ 41,695	$ 37,768	$ 38,203
Cash flow provided by (used in):			
Operating activities	$ 39,167	$ 44,626	$ 38,420
Investing activities	$ (26,363)	$ (23,269)	$ (25,815)
Financing activities	$ (12,247)	$ (21,476)	$ (12,474)
Weighted average shares outstanding (2)	12,271	11,707	11,706

(1) For the years ended December 31, 2002 and 2000, includes $728 and $908 in gains on sales of outparcels of land.

(2) Assumes our preferred shares, share and unit options and partnership units of the Operating Partnership held by the minority interest are all converted to our common shares.

Management's Discussion and Analysis of Financial Condition and Results of Operations

New Accounting Pronouncements

In April 2002, the Financial Accounting Standards Board (FASB or the "Board") issued FASB Statement No. 145 (FAS 145), "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". In rescinding FASB Statement No. 4 (FAS 4), "Reporting Gains and Losses from Extinguishment of Debt", and FASB Statement No. 64 (FAS 64), "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements", FAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. Generally, FAS 145 is effective for transactions occurring after December 31, 2002. We adopted this statement effective January 1, 2003, the effects of which will be the reclassification of a loss on early extinguishments of debt for the year ended 2001, thereby decreasing income from continuing operations for the year ended December 31, 2001 by $244,000.

In October 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" and realigns liability recognition in accordance with FASB Concepts Statement No. 6, "Elements of Financial Statements". The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this pronouncement will not have a material impact on our results of operations or financial position.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123", which is effective for fiscal years ending after December 15, 2002. This Statement amends SFAS 123 "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We are currently evaluating the effects of this statement and at this time do not believe that it will have a material effect on our results of operations or financial position.

In January of 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"). FIN 46 clarifies the application of existing accounting pronouncements to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The provisions of FIN 46 will be immediately effective for all variable interests in variable interest entities created after January 31, 2003, and the Company will need to apply its provisions to any existing variable interests in variable interest entities by no later than June 30, 2003. We are currently evaluating the effects of this statement and at this time do not believe that it will have a material effect on our results of operations or financial postion.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Economic Conditions and Outlook

The majority of our leases contain provisions designed to mitigate the impact of inflation. Such provisions include clauses for the escalation of base rent and clauses enabling us to receive percentage rentals based on tenants' gross sales (above predetermined levels, which we believe often are lower than traditional retail industry standards) which generally increase as prices rise. Most of the leases require the tenant to pay their share of property operating expenses, including common area maintenance, real estate taxes, insurance and advertising and promotion, thereby reducing exposure to increases in costs and operating expenses resulting from inflation.

While factory outlet stores continue to be a profitable and fundamental distribution channel for brand name manufacturers, some retail formats are more successful than others. As typical in the retail industry, certain tenants have closed, or will close, certain stores by terminating their lease prior to its natural expiration or as a result of filing for protection under bankruptcy laws.

During 2003, we have approximately 1,070,000 square feet or 19% of our portfolio coming up for renewal. If we were unable to successfully renew or release a significant amount of this space on favorable economic terms, the loss in rent could have a material adverse effect on our results of operations.

We renewed 88% of the 935,000 square feet that came up for renewal in 2002 with the existing tenants at an average base rental rate approximately 1% higher than the expiring rate. We also re-tenanted 229,000 square feet during 2002 at a 4% increase in the average base rental rate.

Existing tenants' sales have remained stable and renewals by existing tenants have remained strong. The existing tenants have already renewed approximately 529,000 or 49%, of the square feet scheduled to expire in 2003 as of March 1, 2003. In addition, we continue to attract and retain additional tenants. Our factory outlet centers typically include well-known, national, brand name companies. By maintaining a broad base of creditworthy tenants and a geographically diverse portfolio of properties located across the United States, we reduce our operating and leasing risks. No one tenant (including affiliates) accounts for more than 6% of our combined base and percentage rental revenues. Accordingly, we do not expect any material adverse impact on our results of operation and financial condition as a result of leases to be renewed or stores to be released.

As of December 31, 2002 and 2001, our centers were 98% and 96% occupied, respectively. Consistent with our long-term strategy of re-merchandising centers, we will continue to hold space off the market until an appropriate tenant is identified. While we believe this strategy will add value to our centers in the long-term, it may reduce our average occupancy rates in the near term.

Report of Independant Accountants

To the Shareholders and Board of Directors of TANGER FACTORY OUTLET CENTERS, INC. AND SUBSIDIARIES:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Tanger Factory Outlet Centers, Inc. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company changed its accounting policy for asset impairments and reporting discontinued operations, in accordance with FAS 144 "Accounting for the Impairment or Disposal of Long Lived Assets".

PricewaterhouseCoopers LLP

Raleigh, NC
January 17, 2003

Consolidated Balance Sheets

(In thousands, except per share data)	December 31, 2002	December 31, 2001
ASSETS		
Rental Property		
Land	$ 51,274	$ 60,158
Buildings, improvements and fixtures	571,125	539,108
	622,399	599,266
Accumulated depreciation	(174,199)	(148,950)
Rental property, net	448,200	450,316
Cash and cash equivalents	1,072	515
Deferred charges, net	10,104	11,413
Other assets	18,299	14,028
Total assets	$ 477,675	$476,272
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Debt		
Senior, unsecured notes	$ 150,109	$160,509
Mortgages payable	174,421	176,736
Lines of credit	20,475	20,950
	345,005	358,195
Construction trade payables	3,310	3,722
Accounts payable and accrued expenses	15,095	16,478
Total liabilities	363,410	378,395
Commitments and contingencies		
Minority interest	23,630	21,506
Shareholders' equity		
Preferred shares, $.01 par value, 1,000,000 shares authorized, 80,190 and 80,600 shares issued and outstanding at December 31, 2002 and 2001	1	1
Common shares, $.01 par value, 50,000,000 shares authorized, 9,061,025 and 7,929,711 shares issued and outstanding at December 31, 2002 and 2001	90	79
Paid in capital	161,192	136,529
Distributions in excess of net income	(70,485)	(59,534)
Accumulated other comprehensive loss	(163)	(704)
Total shareholders' equity	90,635	76,371
Total liabilities and shareholders' equity	$ 477,675	$476,272

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

(in thousands, except per share data)	Year Ended December 31, 2002	2001	2000
REVENUES			
Base rentals	$ 75,755	$ 73,263	$ 69,368
Percentage rentals	3,558	2,735	3,253
Expense reimbursements	30,550	29,498	29,460
Other income	3,304	2,770	4,056
Total revenues	113,167	108,266	106,137
EXPENSES			
Property operating	36,083	33,970	33,013
General and administrative	9,228	8,227	7,366
Interest	28,460	30,134	27,565
Depreciation and amortization	28,754	28,145	25,795
Asset write-down	–	–	1,800
Total expenses	102,525	100,476	95,539
Income before equity in earnings of unconsolidated joint ventures, minority interest, discontinued operations, (loss) on sale or disposal of real estate and extraordinary item	10,642	7,790	10,598
Equity in earnings of unconsolidated joint ventures	392	–	–
Minority interest	(2,406)	(1,665)	(2,433)
Income from continuing operations	8,628	6,125	8,165
Discontinued operations	2,379	1,231	1,194
Income before (loss) on sale or disposal of real estate and extraordinary item	11,007	7,356	9,359
(Loss) on sale or disposal of real estate	–	–	(5,047)
Income before extraordinary item	11,007	7,356	4,312
Extraordinary item	–	(244)	–
Net income	11,007	7,112	4,312
Less applicable preferred share dividends	(1,771)	(1,771)	(1,823)
Net income available to common shareholders	$ 9,236	$ 5,341	$ 2,489
Basic earnings per common share:			
Income from continuing operations	$ 0.82	$ 0.55	$ 0.80
Net income	$ 1.11	$ 0.67	$ 0.32
Diluted earnings per common share:			
Income from continuing operations	$ 0.80	$ 0.55	$ 0.80
Net income	$ 1.08	$ 0.67	$ 0.31

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(In thousands, except per share data)	Preferred Shares	Common Shares	Paid in Capital	Distributions in Excess of Net Income	Accumluated Other Comprehensive Loss	Total Shareholders' Equity
Balance, December 31, 1999	$ 1	$ 79	$ 136,571	$ (28,887)	$ —	$ 107,764
Net income	—	—	—	4,312	—	4,312
Conversion of 4,670 preferred shares into 42,076 common shares	—	—	—	—	—	—
Adjustment for minority interest in the Operating Partnership	—	—	(213)	—	—	(213)
Preferred dividends ($21.87 per share)	—	—	—	(1,840)	—	(1,840)
Common dividends ($2.43 per share)	—	—	—	(19,146)	—	(19,146)
Balance, December 31, 2000	1	79	136,358	(45,561)	—	90,877
Comprehensive income:						
Net income	—	—	—	7,112	—	7,112
Other comprehensive (loss)	—	—	—	—	(704)	(704)
Total comprehensive income	—	—	—	7,112	(704)	6,408
Issuance of 10,800 common shares upon exercise of unit options	—	—	201	—	—	201
Adjustment for minority interest in the Operating Partnership	—	—	(30)	—	—	(30)
Preferred dividends ($21.96 per share)	—	—	—	(1,770)		(1,770)
Common dividends ($2.44 per share)	—	—	—	(19,315)		(19,315)
Balance, December 31, 2001	1	79	136,529	(59,534)	(704)	76,371
Comprehensive income:						
Net income	—	—	—	11,007	—	11,007
Other comprehensive gain	—	—	—	—	541	541
Total comprehensive income	—	—	—	11,007	541	11,548
Conversion of 410 preferred shares into 3,694 common shares	—	—	—	—	—	—
Issuance of 127,620 common shares upon exercise of unit options	—	1	2,793	—	—	2,794
Issuance of 1,000,000 common shares, net of issuance costs of $1.3 million	—	10	27,950	—	—	27,960
Adjustment for minority interest in the Operating Partnership	—	—	(6,080)	—	—	(6,080)
Preferred dividends ($22.05 per share)	—	—	—	(1,771)	—	(1,771)
Common dividends ($2.45 per share)	—	—	—	(20,187)	—	(20,187)
Balance, December 31, 2002	$ 1	$ 90	$ 161,192	$ (70,485)	$ (163)	$ 90,635

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands, except per share data)	Year Ended December 31, 2002	2001	2000
OPERATING ACTIVITIES			
Net income	$ 11,007	$ 7,112	$ 4,312
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	28,989	28,572	26,218
Amortization of deferred financing costs	1,209	1,309	1,264
Equity in earnings of unconsolidated joint ventures	(392)	—	—
Minority interest	3,273	2,042	956
Loss on early extinguishment of debt	—	338	—
Asset write-down	—	—	1,800
(Gain) loss on sale or disposal of real estate	(1,702)	—	6,981
(Gain) on sale of outparcels of land	(728)	—	(908)
Straight-line base rent adjustment	248	342	92
Increase (decrease) due to changes in:			
Other assets	(2,168)	2,213	(2,021)
Accounts payable and accrued expenses	(569)	2,698	(274)
Net cash provided by operating activites	39,167	44,626	38,420
INVESTING ACTIVITIES			
Acquisition of rental properties	(37,500)	—	—
Additions to rental properties	(5,847)	(20,368)	(36,056)
Additions to investments in unconsolidated joint ventures	(130)	(4,068)	(117)
Additions to deferred lease costs	(1,630)	(1,618)	(2,238)
Net proceeds from sale of real estate	21,435	723	8,598
Increase in escrow from rental property sale	(4,008)	—	—
Net insurance proceeds from property losses	—	—	4,046
Distributions received from unconsolidated joint ventures	520	—	—
Collections from (advances to) officers, net	797	2,062	(48)
Net cash used in investing activities	(26,363)	(23,269)	(25,815)
FINANCING ACTIVITIES			
Cash dividends paid	(21,958)	(21,085)	(20,986)
Distributions to minority interest	(7,424)	(7,394)	(7,362)
Net proceeds from sale of common shares	27,960	—	—
Proceeds from issuance of debt	126,320	279,075	172,595
Repayments of debt	(139,510)	(267,723)	(155,399)
Additions to deferred financing costs	(429)	(4,550)	(1,322)
Proceeds from exercise of share and unit options	2,794	201	—
Net cash used in financing activities	(12,247)	(21,476)	(12,474)
Net increase (decrease) in cash and cash equivalents	557	(119)	131
Cash and cash equivalents, beginning of period	515	634	503
Cash and cash equivalents, end of period	$ 1,072	$ 515	$ 634

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

1. Organization of the Company

Tanger Factory Outlet Centers, Inc., a fully-integrated, self-administered, self-managed real estate investment trust ("REIT"), develops, owns and operates factory outlet centers. Recognized as one of the largest owners and operators of factory outlet centers in the United States, we have ownership interests in or management responsibilities for 34 centers in 21 states totaling approximately 6.2 million feet of gross leasable area at the end of 2002. We provide all development, leasing and management services for our centers. Unless the context indicates otherwise, the term "Company" refers to Tanger Factory Outlet Centers, Inc. and subsidiaries and the term "Operating Partnership" refers to Tanger Properties Limited Partnership. The terms "we", "our" and "us" refer to the Company or the Company and the Operating Partnership together, as the text requires.

Our factory outlet centers and other assets are held by, and all of our operations are conducted by, Tanger Properties Limited Partnership (the "Operating Partnership"). The majority of the units of partnership interest issued by the Operating Partnership (the "Units") are held by two wholly owned subsidiaries, the Tanger GP Trust and the Tanger LP Trust. The Tanger GP Trust controls the Operating Partnership as its sole general partner. The Tanger LP Trust holds a limited partnership interest. All of the remaining Units are owned by the Tanger Family through the Tanger Family Limited Partnership ("TFLP"). TFLP holds a limited partnership interest in and is the minority owner of the Operating Partnership. Stanley K. Tanger, the Company's Chairman of the Board and Chief Executive Officer, is the sole general partner of TFLP.

As of December 31, 2002, our wholly owned subsidiaries owned 9,061,025 Units, and 80,190 Preferred Units (which are convertible into approximately 722,509 limited partnership Units) and TFLP owned 3,033,305 Units. TFLP's Units are exchangeable, subject to certain limitations to preserve our status as a REIT, on a one-for-one basis for our common shares. Preferred Units are automatically converted into limited partnership Units to the extent of any conversion of our preferred shares into our common shares.

2. Summary of Significant Accounting Policies

Principles of Consolidation - The consolidated financial statements include our accounts, our wholly-owned subsidiaries and the Operating Partnership. All significant intercompany balances and transactions have been eliminated in consolidation. Investments in real estate joint ventures that represent non-controlling ownership interests are accounted for using the equity method of accounting.

Minority Interest - Minority interest reflects TFLP's percentage ownership of the Operating Partnership's Units. Income is allocated to the TFLP based on its respective ownership interest.

Reclassifications - Certain amounts in the 2001 and 2000 financial statements have been reclassified to conform to the 2002 presentation.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Operating Segments - We aggregate the financial information of all centers into one reportable operating segment because the centers all have similar economic characteristics and provide similar products and services to similar types and classes of customers.

Rental Properties - Rental properties are recorded at cost less accumulated depreciation. Costs incurred for

Notes to Consolidated Financial Statements

the construction and development of properties, including certain general and overhead costs, are capitalized. The amount of general and overhead costs capitalized is based on our estimate of the amount of costs directly related to the construction or development of these assets. Direct costs to acquire assets are capitalized once the acquisition becomes probable. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets. We generally use estimated lives ranging from 25 to 33 years for buildings, 15 years for land improvements and seven years for equipment. Expenditures for ordinary maintenance and repairs are charged to operations as incurred while significant renovations and improvements, including tenant finishing allowances, that improve and/or extend the useful life of the asset are capitalized and depreciated over their estimated useful life.

Buildings, improvements and fixtures consist primarily of permanent buildings and improvements made to land such as landscaping and infrastructure and costs incurred in providing rental space to tenants. Interest costs capitalized during 2002, 2001 and 2000 amounted to $172,000, $551,000 and $1,020,000 and development costs capitalized amounted to $467,000, $616,000 and $843,000, respectively. Depreciation expense for each of the years ended December 31, 2002, 2001 and 2000 was $26,906,000, $26,585,000 and $24,239,000, respectively.

The pre-construction stage of project development involves certain costs to secure land control and zoning and complete other initial tasks essential to the development of the project. These costs are transferred from other assets to rental property under construction when the pre-construction tasks are completed. Costs of potentially unsuccessful pre-construction efforts are charged to operations when the project is abandoned.

Cash and Cash Equivalents - All highly liquid investments with an original maturity of three months or less at the date of purchase are considered to be cash and cash equivalents. Cash balances at a limited number of banks may periodically exceed insurable amounts. We believe that we mitigate our risk by investing in or through major financial institutions. Recoverability of investments is dependent upon the performance of the issuer.

Deferred Charges - Deferred lease costs consist of fees and costs incurred, including certain general and overhead costs, to initiate operating leases and are amortized over the average minimum lease term. Deferred financing costs include fees and costs incurred to obtain long-term financing and are amortized over the terms of the respective loans. Unamortized deferred financing costs are charged to expense when debt is retired before the maturity date.

Guarantees of Indebtedness - In November 2002, the FASB issued FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. Currently we are a party to joint and several guarantees for the construction loan of TWMB Associates, LLC, a 50% ownership joint venture, for which our Myrtle Beach, South Carolina property serves as collateral. See Footnote 4 "Real Estate Joint Ventures" for further disclosure regarding the indebtedness and related guarantees. This guarantee was already in place as of December 31, 2002 therefore no liability has been recognized for the fair value of the obligation.

Notes to Consolidated Financial Statements

Impairment of Long-Lived Assets – Rental property held and used by us is reviewed for impairment in the event that facts and circumstances indicate the carrying amount of an asset may not be recoverable. In such an event, we compare the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount, and if less, recognize an impairment loss in an amount by which the carrying amount exceeds its fair value. We believe that no material impairment existed at December 31, 2002.

On January 1, 2002 we adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"), which replaces FAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("FAS 121"). FAS 144 retains the requirements of FAS 121 to recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and to measure an impairment loss as the difference between the carrying amount and fair value of the asset. The provisions of FAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001.

Under both FAS No. 121 and 144, real estate assets designated as held for sale are stated at their fair value less costs to sell. We classify real estate as held for sale when it meets the requirements of FAS 144 and our Board of Directors approves the sale of the assets. Subsequent to this classification, no further depreciation is recorded on the assets. Under FAS No. 121, the operating results of real estate assets held for sale are included in continuing operations. Upon implementation of FAS 144, the operating results of newly designated real estate assets held for sale are included in discontinued operations in our results of operations.

Derivatives - We selectively enter into interest rate protection agreements to mitigate changes in interest rates on our variable rate borrowings. The notional amounts of such agreements are used to measure the interest to be paid or received and do not represent the amount of exposure to loss. None of these agreements are used for speculative or trading purposes.

On January 1, 2001 we adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by FAS 137 and FAS 138, (collectively, "FAS 133"). FAS 133 requires entities to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at their fair value. FAS 133 also requires us to measure the effectiveness, as defined by FAS 133, of all derivatives. We formally document our derivative transactions, including identifying the hedge instruments and hedged items, as well as our risk management objectives and strategies for entering into the hedge transaction. At inception and on a quarterly basis thereafter, we assess the effectiveness of derivatives used to hedge transactions. If a derivative is deemed effective, we record the change in fair value in other comprehensive income. If after assessment it is determined that a portion of the derivative is ineffective, then that portion of the derivative's change in fair value will be immediately recognized in earnings.

Income Taxes - We operate in a manner intended to enable us to qualify as a REIT under the Internal Revenue Code (the "Code"). A REIT which distributes at least 90% of its taxable income to its shareholders each year and which meets certain other conditions is not taxed on that portion of its taxable income which is distributed to its shareholders. We intend to continue to qualify as a REIT and to distribute substantially all of our taxable income to our shareholders. Accordingly, no provision has been made for Federal income taxes. We paid preferred dividends per share of $22.05, $21.96 and $21.87, in 2002, 2001 and 2000, respectively, all of which are treated as ordinary income except for the 2002 dividend of which $.02 was treated as a long-term capital gain. For income tax purposes, distributions paid to common shareholders consist of ordinary income, capital gains, return of capital or a combination thereof.

Notes to Consolidated Financial Statements

For the year ended December 31, 2002, we elected to distribute all of our taxable capital gains. Dividends per share were taxable as follows:

Common Dividends Per Share	2002	2001	2000
Ordinary income	$ .734	$ .536	$ .341
Return of capital	1.690	1.902	2.087
Long-term capital gain	.024	—	—
	$ 2.448	$ 2.438	$ 2.428

The following reconciles net income available to common shareholders to taxable income available to common shareholders for the years ended December 31, 2002, 2001 and 2000:

Taxable Income Available To Common Shareholders	2002	2001	2000
Net income available to common shareholders	$ 9,236	$ 5,341	$ 2,489
Book/tax difference on:			
Depreciation and amortization	(1,092)	(667)	(1,114)
Gain/(Loss) on sale or disposal of real estate	(1,580)	(1,116)	643
Other differences	(949)	(176)	73
Taxable income available to common shareholders	5,615	3,382	2,091

Notes to Consolidated Financial Statements

Revenue Recognition – Base rentals are recognized on a straight-line basis over the term of the lease. Substantially all leases contain provisions which provide additional rents based on tenants' sales volume ("percentage rentals") and reimbursement of the tenants' share of advertising and promotion, common area maintenance, insurance and real estate tax expenses. Percentage rentals are recognized when specified targets that trigger the contingent rent are met. Expense reimbursements are recognized in the period the applicable expenses are incurred. Payments received from the early termination of leases are recognized when the applicable space is released, or, otherwise are amortized over the remaining lease term.

We provide management, leasing and development services for a fee for certain properties that are not owned by us or are partly owned through a joint venture. Fees received for these services are recognized as other income when earned.

Concentration of Credit Risk - We perform ongoing credit evaluations of our tenants. Although the tenants operate principally in the retail industry, the properties are geographically diverse. No single tenant accounted for 10% or more of combined base and percentage rental income during 2002, 2001 or 2000.

Supplemental Cash Flow Information - We purchase capital equipment and incur costs relating to construction of new facilities, including tenant finishing allowances. Expenditures included in construction trade payables as of December 31, 2002, 2001 and 2000 amounted to $3,310,000, $3,722,000 and $9,784,000, respectively. Interest paid, net of interest capitalized, in 2002, 2001 and 2000 was $27,512,000, $27,379,000 and $25,644,000, respectively.

New Accounting Pronouncements - In April 2002, the Financial Accounting Standards Board (FASB or the "Board") issued FASB Statement No. 145 (FAS 145), "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". In rescinding FASB Statement No. 4 (FAS 4), "Reporting Gains and Losses from Extinguishment of Debt", and FASB Statement No. 64 (FAS 64), "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements", FAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. Generally, FAS 145 is effective for transactions occurring after December 31, 2002. We adopted this statement effective January 1, 2003, the effects of which will be the reclassification of a loss on early extinguishments of debt for the year ended 2001, thereby decreasing income from continuing operations for the year ended December 31, 2001 by $244,000.

In October 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" and realigns liability recognition in accordance with FASB Concepts Statement No. 6, "Elements of Financial Statements". The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this pronouncement will not have a material impact on our results of operations or financial position.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure an amendment of FASB Statement No. 123", which is effective for fiscal years ending after December 15, 2002. This Statement amends SFAS 123 "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this

Notes to Consolidated Financial Statements

Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We are currently evaluating the effects of this statement and at this time do not believe that it will have a material effect on our results of operations or financial position.

In January of 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"). FIN 46 clarifies the application of existing accounting pronouncements to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The provisions of FIN 46 will be immediately effective for all variable interests in variable interest entities created after January 31, 2003, and the Company will need to apply its provisions to any existing variable interests in variable interest entities by no later than June 30, 2003. We are currently evaluating the effects of this statement and at this time do not believe that it will have a material effect on our results of operations or financial postion.

3. Acquisitions and Development of Rental Properties

In June 2002, through our unconsolidated 50% ownership joint venture, TWMB Associates, LLC ("TWMB"), with Rosen-Warren Myrtle Beach LLC ("Rosen-Warren"), we opened the first phase of our new 400,000 square foot Tanger Outlet Center in Myrtle Beach, South Carolina. The first phase consists of approximately 260,000 square feet and features 60 brand name designer outlet stores.

Also in September 2002, we completed the acquisition of Kensington Valley Factory Shops, a factory outlet center in Howell, Michigan containing approximately 325,000 square feet, for an aggregate purchase price of $37.5 million. The acquisition was accounted for using the purchase method whereby the purchase price was allocated to assets acquired based on their fair values. The results of operations of the acquired property have been included in the consolidated results of operations since the acquisition date.

4. Investments in Real Estate Joint Ventures

In 2000, we formed a joint venture with C. Randy Warren Jr., former Senior Vice President of Leasing of the Company. The new entity, Tanger-Warren Development, LLC ("Tanger-Warren"), was formed to identify, acquire and develop sites exclusively for us. We agreed to be co-managers of Tanger-Warren, each with 50% ownership interest in the joint venture and any entities formed with respect to a specific project. Our investment in Tanger-Warren amounted to approximately $6,500 and $9,000 as of December 31, 2002 and 2001, respectively, and the impact of this joint venture on our results of operations has been insignificant.

In September 2001, we established the TWMB joint venture with respect to our Myrtle Beach, South Carolina project with Rosen-Warren. We and Rosen-Warren, each as 50% owners, contributed $4.3 million in cash for a total initial equity in TWMB of $8.6 million. In September of 2001, TWMB began construction on its first phase of a new 400,000 square foot Tanger Outlet Center in Myrtle Beach, South Carolina. The first phase opened 100% leased on June 28, 2002 at a cost of approximately $35.4 million with approximately 260,000 square feet and 60 brand name outlet tenants. In November 2002, we began construction on a 64,000 square foot second phase which is estimated to cost $6.5 million. We and Rosen-Warren have contributed approximately $1.1 million each toward this second phase, with the majority of the contribution being made in the first quarter of 2003.

In conjunction with the construction of the center, TWMB closed on a variable rate, construction loan in the amount of $36.2 million with Bank of America, NA (Agent) and

Notes to Consolidated Financial Statements

SouthTrust Bank. As of December 31, 2002 the construction loan had a balance of $25.5 million. In August of 2002, TWMB entered into an interest rate swap agreement with Bank of America, NA effective through August 2004 with a notional amount of $19 million. Under this agreement, TWMB receives a floating interest rate based on the 30 day LIBOR index and pays a fixed interest rate of 2.49%. This swap effectively changes the payment of interest on $19 million of variable rate debt to fixed rate debt for the contract period at a rate of 4.49%. All debt incurred by this unconsolidated joint venture is collateralized by its property as well as joint and several guarantees by Rosen-Warren and us.

Our investment in unconsolidated real estate joint ventures, of which we own 50%, was $3.9 million and $4.2 million as of December 31, 2002 and 2001, respectively. These investments are recorded initially at cost and subsequently adjusted for our net equity in the venture's income (loss) and cash contributions and distributions. Our investments in real estate joint ventures are included in other assets and are reduced by 50% of the profits earned for leasing and development services we provided to the joint ventures.

Summary unaudited financial information of joint ventures accounted for using the equity method as of December 31, 2002 and 2001 is as follows (in thousands):

Summary Balance Sheets - Unconsolidated Joint Ventures

	2002	2001
Assets:		
Investment properties at cost, net	$ 32,153	$ 7,348
Cash and cash equivalents	514	136
Deferred charges, net	1,751	1,433
Other assets	1,491	766
Total assets	$ 35,909	$ 9,683
Liabilities and Owners' Equity:		
Mortgage payable	$ 25,513	$ 10
Construction trade payables	1,644	586
Accounts payable and other liabilities	522	444
Total liabilities	27,679	1,040
Owners' equity	8,230	8,643
Total liabilities and owners' equity	$ 35,909	$ 9,683

Notes to Consolidated Financial Statements

Summary Statement of Operations - Unconsolidated Joint Ventures	**2002**
Revenues	$ 4,119
Expenses:	
Property operating	1,924
General and administrative	13
Interest	578
Depreciation and amortization	884
Total expenses	3,399
Net income	$ 720
Tanger Factory Outlet Centers, Inc. share of:	
Net income	$ 392
Depreciation (real estate related)	$ 422

5. Disposition of Properties

We completed the sale of two of our non-core properties located in Ft. Lauderdale, Florida and Bourne, Massachusetts in June and November 2002, respectively. Net proceeds received from the sales of these properties were approximately $19.9 million. We recorded a gain on sale of real estate of $1.7 million in discontinued operations.

Throughout 2002, we sold five outparcels of land, two of which had related land leases with identifiable cash flows, at various properties in our portfolio. These sales totaled $1.5 million in net proceeds. Gains of $167,000 were recorded in other income for the three land outparcels sold and gains of $561,000 were recorded in discontinued operations for the two outparcels with identifiable cash flows as accounted for under FAS 144.

In accordance with FAS 144, effective for financial statements issued for fiscal years beginning after December 15, 2001, results of operations and gain/(loss) on sales of real estate for properties with identifiable cash flows sold subsequent to December 31, 2001 are reflected in the Consolidated Statements of Operations as discontinued operations for all periods presented. Below is a summary of the results of operations of these properties through their respective disposition dates *(in thousands)*:

Notes to Consolidated Financial Statements

Summary Statements of Operations - Disposed Properties

	2002	2001	2000
Revenues:			
Base rentals	$ 1,225	$ 2,091	$ 2,089
Expense reimbursements	399	709	586
Other income	6	2	9
Total revenues	1,630	2,802	2,684
Expenses:			
Property operating	411	673	610
Depreciation and amortization	235	427	423
Total expenses	646	1,100	1,033
Discontinued operations before gain on sale of real estate	984	1,702	1,651
Gain on sale of outparcels	561	—	—
Gain on sale of real estate	1,702	—	—
Discontinued operations before minority interest	3,247	1,702	1,651
Minority interest	(868)	(471)	(457)
Discontinued operations	$ 2,379	$ 1,231	$ 1,194

In June 2000, we sold our centers in Lawrence, Kansas and McMinnville, Oregon. Net proceeds received from the sales totaled $7.1 million. The combined net operating income of these two centers represented approximately 1% of our total portfolio's operating income.

In December 2000, we sold the land and site improvements on which the Stroud, Oklahoma center was located prior to its destruction in May 1999 by a tornado. The net proceeds from the sale of this real estate of approximately $723,500 were received in January 2001.

As noted above, FAS 144 applies only to properties sold subsequent to December 31, 2001. Therefore, the results of operations and resulting losses on sales of real estate from the properties which were sold in 2000 are not included in discontinued operations. The losses from these property sales, totaling $5.0 million, net of minority interest of $1.9 million, are included in loss on sale or disposal of real estate in the Consolidated Statements of Operations.

Notes to Consolidated Financial Statements

6. Deferred Charges

Deferred charges as of December 31, 2002 and 2001 consists of the following (in thousands):

Deferred Charges	**2002**	**2001**
Deferred lease costs	$ 15,414	$ 14,467
Deferred financing costs	8,412	8,210
	23,826	22,677
Accumulated amortization	(13,722)	(11,264)
	$ 10,104	$ 11,413

Amortization of deferred lease costs for the years ended December 31, 2002, 2001 and 2000 was $1,739,000, $1,642,000 and $1,578,000, respectively. Amortization of deferred financing costs, included in interest expense in the accompanying Consolidated Statements of Operations, for the years ended December 31, 2002, 2001 and 2000 was $1,209,000, $1,277,000 and $1,264,000, respectively.

During 2001, we expensed the unamortized financing costs totaling $244,000, net of minority interest of $94,000, related to debt extinguished prior to its respective maturity date. Such amount is shown as an extraordinary item in the accompanying Consolidated Statements of Operations.

Notes to Consolidated Financial Statements

7. Related Party Transactions

During 2002, Stanley K. Tanger, our Chairman of the Board and Chief Executive Officer, completed the early repayment of a $2.5 million demand note receivable to the Company through accelerated payments. In 2001, also through accelerated payments, Steven B. Tanger, our President and Chief Operating Officer, completed the early repayment of a $845,000 demand note receivable to the Company.

As noted above in Note 4 "Investments in Real Estate Joint Ventures", we are a 50% owner of the TWMB joint venture. TWMB pays us management, leasing and development fees for services provided to the joint venture. During 2002, we recognized approximately $74,000 in management fees, $259,000 in leasing fees and $76,000 in development fees.

8. Long-term Debt

Long-term debt at December 31, 2002 and 2001 consists of the following (in thousands):

Long-term Debt

	2002	2001
7.875% Senior, unsecured notes, maturing October 2004	$ 50,109	$ 60,509
9.125% Senior, unsecured notes, maturing February 2008	100,000	100,000
Mortgage notes with fixed interest:		
9.77%, maturing April 2005	14,516	14,822
9.125%, maturing September 2005	8,288	8,723
7.875%, maturing April 2009	62,874	63,968
7.98%, maturing April 2009	19,036	19,303
8.86%, maturing September 2010	16,207	16,420
Mortgage notes with variable interest:		
LIBOR plus 1.75%, maturing March 2006	53,500	53,500
Revolving lines of credit with variable interest rates ranging from either prime less .25% to prime or from LIBOR plus 1.60% to LIBOR plus 1.75%	20,475	20,950
	$ 345,005	$ 358,195

Notes to Consolidated Financial Statements

During 2002, we added an additional $10 million revolving credit facility to increase our unsecured lines of credit borrowing capacity to $85 million. All lines of credit expire in June 2004. Interest is payable based on alternative interest rate bases at our option. Certain of our properties, which had a net book value of approximately $172.8 million at December 31, 2002, serve as collateral for the fixed and variable rate mortgages.

The lines of credit require the maintenance of certain ratios, including debt service coverage and leverage, and limit the payment of dividends such that dividends and distributions will not exceed funds from operations, as defined in the agreements, for the prior fiscal year on an annual basis or 95% of funds from operations on a cumulative basis. All five existing fixed rate mortgage notes are with insurance companies and contain prepayment penalty clauses.

During 2002, we purchased primarily at par, $10.4 million of our outstanding 7.875% senior, unsecured public notes that mature in October 2004. The purchases were funded by amounts available under our unsecured lines of credit. During 2001, we purchased $14.5 million of these notes at par. In total, $24.9 million of the October 2004 notes were purchased in 2001 and 2002.

During 2001, we issued $100 million of 9.125% senior, unsecured notes, maturing on February 15, 2008. The net proceeds of $97 million were used to repay all of the outstanding indebtedness under our $75 million 8.75% notes which were due March 11, 2001. The net proceeds were also used to repay the $20 million LIBOR plus 2.25% term loan due January 2002 with Fleet National Bank and Bank of America. The interest rate swap agreements associated with this loan were terminated at a cost of $295,200 which has been included in interest expense. The remaining proceeds were used for general operating purposes.

Maturities of the existing long-term debt are as follows ($ in thousands):

Maturities of Existing Long-term Debt

	Amount	%
2003	$ 2,519	1
2004	73,519	21
2005	23,100	7
2006	55,668	16
2007	2,349	1
Thereafter	188,045	54
	$ 345,005	100

9. Derivatives and Fair Value of Financial Instruments

In August 2002, TWMB, our 50% unconsolidated joint venture, entered into a swap agreement with Bank of America, NA effective through August 2004 with a notional amount of $19 million. Under this agreement, TWMB receives a floating interest rate based on the 30 day LIBOR index and pays a fixed interest rate of 2.49%. This swap effectively changes the payment of interest on $19 million of variable rate debt to fixed rate debt for the contract period at a rate of 4.49%. At December 31, 2002, TWMB would have had to pay $277,000 to terminate the agreement.

In December 2000, we entered an interest rate swap agreement effective through January 2003 with a notional amount of $25 million that fixed the 30 day LIBOR index at 5.97%. At December 31, 2002, we would have had to pay $98,000 to terminate the agreement.

In January 2000, we entered into interest rate swap agreements on notional amounts totaling $20.0 million. In order to fix the interest rate, we paid $162,000. As mentioned above in Note 8, these agreements subsequently were terminated in February 2001 at a cost of $295,200.

Notes to Consolidated Financial Statements

The carrying amount of cash equivalents approximates fair value due to the short-term maturities of these financial instruments. The fair value of long-term debt at December 31, 2002 and 2001, was estimated, at the present value of future cash flows, discounted at interest rates available at the reporting date for new debt of similar type and remaining maturity, was approximately $349.7 and $358.2 million, respectively.

10. Shareholders' Equity

In September 2002, we completed a public offering of 1,000,000 common shares at a price of $29.25 per share, receiving net proceeds of approximately $27.96 million. The net proceeds were used, together with other available funds, to acquire the Kensington Valley Factory Shops in Howell, Michigan mentioned in Note 3 above, reduce the outstanding balance on our lines of credit and for general corporate purposes.

The Series A Cumulative Convertible Redeemable Preferred Shares (the "Preferred Shares") were sold to the public during 1993 in the form of Depositary Shares, each representing 1/10 of a Preferred Share. Proceeds from this offering, net of underwriters discount and estimated offering expenses, were contributed to the Operating Partnership in return for preferred partnership Units. The Preferred Shares have a liquidation preference equivalent to $25 per Depositary Share and dividends accumulate per Depositary Share equal to the greater of (i) $1.575 per year or (ii) the dividends on the common shares or portion thereof, into which a depositary share is convertible. The Preferred Shares rank senior to the common shares in respect of dividend and liquidation rights.

The Preferred Shares are convertible at the option of the holder at any time into common shares at a rate equivalent to .901 common shares for each Depositary Share. At December 31, 2002, 722,509 common shares were reserved for the conversion of Depositary Shares. The Preferred Shares and Depositary Shares may be redeemed at the option of the Company, in whole or in part, at a redemption price of $25 per Depositary Share, plus accrued and unpaid dividends.

11. Shareholders' Rights Plan

On July 30, 1998, our Board of Directors declared a distribution of one Preferred Share Purchase Right (a "Right") for each then outstanding common share to shareholders of record on August 27, 1998. The Rights are exercisable only if a person or group acquires 15% or more of our outstanding common shares or announces a tender offer the consummation of which would result in ownership by a person or group of 15% or more of the common shares. Each Right entitles shareholders to buy one-hundredth of a share of a new series of Junior Participating Preferred Shares at an exercise price of $120, subject to adjustment.

If an acquiring person or group acquires 15% or more of our outstanding common shares, an exercisable Right will entitle its holder (other than the acquirer) to buy, at the Right's then-current exercise price, our common shares having a market value of two times the exercise price of one Right. If an acquirer acquires at least 15%, but less than 50%, of our common shares, the Board may exchange each Right (other than those of the acquirer) for one common share (or one-hundredth of a Class B Preferred Share) per Right. In addition, under certain circumstances, if we are involved in a merger or other business combination where we are not the surviving corporation, an exercisable Right will entitle its holder to buy, at the Right's then-current exercise price, common shares of the acquiring company having a market value of two times the exercise price of one Right. We may redeem the Rights at $.01 per Right at any time prior to a person or group acquiring a 15% position. The Rights will expire on August 26, 2008.

Notes to Consolidated Financial Statements

12. Earnings Per Share

A reconciliation of the numerators and denominators in computing earnings per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share", for the years ended December 31, 2002, 2001 and 2000 is set forth as follows (in thousands, except per share amounts):

Earnings Per Share

	2002	2001	2000
NUMERATOR:			
Income from continuing operations	$ 8,628	$ 6,125	$ 8,165
Less applicable preferred share dividends	(1,771)	(1,771)	(1,823)
Income from continuing operations available to common shareholders – basic and diluted	6,857	4,354	6,342
Discontinued operations	2,379	1,231	1,194
(Loss) on sale or disposal of real estate	—	—	(5,047)
Extraordinary item – early extinguishments of debt	—	(244)	—
Net income available to common shareholders-basic and diluted	$ 9,236	$ 5,341	$ 2,489
DENOMINATOR:			
Basic weighted average common shares	8,322	7,926	7,894
Effect of outstanding share and unit options	192	22	28
Diluted weighted average common shares	8,514	7,948	7,922
Basic earnings per common share:			
Income from continuing operations	$ .82	$ .55	$ .80
Discontinued operations	.29	.15	.15
(Loss) on sale or disposal of real estate	—	—	(.63)
Extraordinary item – early extinguishments of debt	—	(.03)	—
Net income	$ 1.11	$ .67	$ .32
Diluted earnings per common share:			
Income from continuing operations	$ .80	$ .55	$ .80
Discontinued operations	.28	.15	.15
(Loss) on sale or disposal of real estate	—	—	(.64)
Extraordinary item – early extinguishments of debt	—	(.03)	—
Net income	$ 1.08	$ .67	$ .31

Notes to Consolidated Financial Statements

Options to purchase common shares excluded from the computation of diluted earnings per share during 2002, 2001 and 2000 because the exercise price was greater than the average market price of the common shares totaled 235,000, 1,244,000 and 1,270,078 shares, respectively. The assumed conversion of the preferred shares as of the beginning of each year would have been anti-dilutive. The assumed conversion of the Units held by TFLP as of the beginning of the year, which would result in the elimination of earnings allocated to the minority interest, would have no impact on earnings per share since the allocation of earnings to an Operating Partnership Unit is equivalent to earnings allocated to a common share.

13. Employee Benefit Plans

We have a non-qualified and incentive share option plan ("The Share Option Plan") and the Operating Partnership has a non-qualified Unit option plan ("The Unit Option Plan"). Units received upon exercise of Unit options are exchangeable for common shares. We account for these plans under APB Opinion No. 25, under which no compensation cost has been recognized.

Had compensation cost for these plans been determined for options granted since January 1, 1995 consistent with FAS123, our net income and earnings per share would have been reduced to the following pro forma amounts (in thousands, except per share amounts):

Employee Benefit Plans

		2002	2001	2000
Net income:	As reported	$ 11,007	$ 7,112	$ 4,312
	Pro forma	$ 10,814	$ 6,937	$ 4,094
Basic EPS:	As reported	$ 1.11	$ .67	$ .32
	Pro forma	$ 1.09	$ .65	$ .29
Diluted EPS:	As reported	$ 1.08	$ .67	$ .31
	Pro forma	$ 1.06	$ .65	$ .29

Notes to Consolidated Financial Statements

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for the grant in 2000: expected dividend yield of 11%; expected lives ranging from 5 years to 7 years; expected volatility of 23%; and risk-free interest rates ranging from 6.17% to 6.61%. There were no option grants in 2002 and 2001.

We may issue up to 1,750,000 shares under The Share Option Plan and The Unit Option Plan. We have granted 1,519,800 options, net of options forfeited, through December 31, 2002. Under both plans, the option exercise price is determined by the Share and Unit Option Committee of the Board of Directors. Non-qualified share and Unit options granted expire 10 years from the date of grant and 20% of the options become exercisable in each of the first five years commencing one year from the date of grant.

Options outstanding at December 31, 2002 have exercise prices between $18.625 and $31.25, with a weighted average exercise price of $23.89 and a weighted average remaining contractual life of 3.63 years.

A summary of the status of our two plans at December 31, 2002, 2001 and 2000 and changes during the years then ended is presented in the table and narrative below:

We have a qualified retirement plan, with a salary deferral feature designed to qualify under Section 401 of the Code (the "401(k) Plan"), which covers substantially all of our officers and employees. The 401(k) Plan permits our employees, in accordance with the provisions of Section 401(k) of the Code, to defer up to 20% of their eligible compensation on a pre-tax basis subject to certain maximum amounts. Employee contributions are fully vested and are matched by us at a rate of compensation deferred to be determined annually at our discretion. The matching contribution is subject to vesting under a schedule providing for 20% annual vesting starting with the second year of employment and 100% vesting after six years of employment. The employer matching contribution expense for the years 2002, 2001 and 2000 was immaterial.

Share Options Outstanding

	2002		2001		2000	
	Shares	Wtd Avg Ex Price	Shares	Wtd Avg Ex Price	Shares	Wtd Avg Ex Price
Outstanding at beginning of year	1,455,830	$ 23.72	1,475,270	$ 23.68	1,280,890	$ 24.63
Granted	—	—	—	—	240,200	18.63
Exercised	(127,620)	21.89	(10,800)	18.63	—	—
Forfeited	(9,510)	25.45	(8,640)	23.66	(45,820)	23.72
Outstanding at end of year	1,318,700	$ 23.89	1,455,830	$ 23.72	1,475,270	$ 23.68
Exercisable at end of year	1,048,880	$ 24.45	1,047,890	$ 24.25	888,230	$ 24.28
Weighted average fair value of options granted	$—		$—		$ 1.20	

Notes to Consolidated Financial Statements

14. Asset Write-Down

During November 2000, we terminated our contract to purchase twelve acres of land in Dania Beach/Ft. Lauderdale, FL. Because of this event, we wrote off all development costs associated with the site in Ft. Lauderdale. In addition, other costs associated with various other development activities at other sites were written off. The total non-cash charge for abandoned development costs in the fourth quarter of 2000 was $1.8 million.

15. Other Comprehensive Income

Effective January 1, 2001, we adopted FAS133. Upon adoption we recorded a cumulative effect adjustment of $216,500 loss, net of minority interest of $83,000, in other comprehensive income (loss). As discussed in Note 9, certain interest rate swap agreements were terminated during the first quarter of 2001 and the other comprehensive loss totaling $106,000, net of minority interest of $41,000, recognized at adoption relating to these agreements was reclassified to earnings. In accordance with the provisions of FAS 133, our interest rate swap agreement and TWMB's interest rate swap agreement have been designated as cash flow hedges and are carried on their respective balance sheets at fair value. At December 31, 2002, the fair value of our hedge is recorded as a liability of $98,000 in accounts payable and accrued expenses. Our portion of the fair value of TWMB's hedge is recorded as a reduction in investment in joint ventures of $139,000 in other assets. For the years ended December 31, 2002 and 2001, the change in the fair value of derivative instruments was recorded as a $643,000 gain and $593,000 loss, net of minority interest of $232,000 and $227,000, to accumulated other comprehensive income. Total comprehensive income for the years ended December 31, 2002 and 2001 is as follows (in thousands):

Other Comprehensive Income

	2002	2001
Net income	$ 11,007	$ 7,112
Other comprehensive income (loss):		
Cumulative effect adjustment of FAS 133 adoption, net of minority interest of $83	—	(217)
Reclassification to earnings on termination of cash flow hedge, net of minority interest of $41	—	106
Change in fair value of our portion of TWMB cash flow hedge, net of minority interest of $37	(102)	—
Change in fair value of cash flow hedge, net of minority interest of $232 and $227	643	(593)
Other comprehensive gain (loss)	541	(704)
Total comprehensive income	$ 11,548	$ 6,408

Notes to Consolidated Financial Statements

16. Supplementary Income Statement Information

The following amounts are included in property operating expenses for the years ended December 31, 2002, 2001 and 2000 (in thousands):

Property Operating Expenses	2002	2001	2000
Advertising and promotion	$ 9,840	$ 9,206	$ 9,074
Common area maintenance	13,719	13,078	13,676
Real estate taxes	8,790	8,359	7,421
Other operating expenses	3,734	3,327	2,842
	$ 36,083	$ 33,970	$ 33,013

17. Lease Agreements

The Company is the lessor of a total of 1,338 stores in our 28 wholly-owned factory outlet centers, under operating leases with initial terms that expire from 2003 to 2019. Most leases are renewable for five years at the lessee's option. Future minimum lease receipts under non-cancelable operating leases as of December 31, 2002 are as follows (in thousands):

Lease Agreements	
2003	$ 70,320
2004	59,079
2005	44,573
2006	31,079
2007	19,244
Thereafter	25,909
	$ 250,204

Notes to Consolidated Financial Statements

18. Commitments and Contingencies

We purchased the rights to lease land on which two of the outlet centers are situated for $1,520,000. These leasehold rights are being amortized on a straight-line basis over 30 and 40 year periods. Accumulated amortization was $713,000 and $664,000 at December 31, 2002 and 2001, respectively.

Our non-cancelable operating leases, with initial terms in excess of one year, have terms that expire from 2003 to 2085. Annual rental payments for these leases aggregated $2,437,000, $2,333,000 and $2,023,000, for the years ended December 31, 2002, 2001 and 2000, respectively. Minimum lease payments for the next five years and thereafter are as follows (in thousands):

Minimum Lease Payments	
2003	$ 2,551
2004	2,547
2005	2,478
2006	2,441
2007	2,378
Thereafter	73,860
	$ 86,255

We are also subject to legal proceedings and claims which have arisen in the ordinary course of its business and have not been finally adjudicated. In our opinion, the ultimate resolution of these matters will have no material effect on our results of operations, financial condition or cash flows.

Notes to Consolidated Financial Statements

19. Quarterly Financial Information (Unaudited)

We have restated previously reported quarterly financial results for the years ended December 31, 2002 and December 31, 2001 to give effect to the reclassification of revenues, expenses and gains on sale of real estate to discontinued operations based upon the adoption of FAS 144 for the sale of real estate with separate, identifiable cash flows. The following table sets forth summary quarterly financial information for the years ended December 31, 2002 and 2001 (unaudited and in thousands, except per share data).

Year Ended December 31, 2002 by Quarter

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
	Previously Reported	As Restated	Previously Reported	As Restated	Previously Reported	As Restated	As Reported
Total Revenues	$ 27,208	$ 26,487	$ 26,962	$ 26,878	$ 28,073	$ 27,921	$ 31,881
Income from continuing operations	1,445	1,162	1,543	1,467	2,124	2,053	3,946
Income before extraordinary item	1,445	1,445	2,094	1,445	2,308	2,308	5,160
Net income	1,445	1,445	2,094	1,445	2,308	2,308	5,160
Basic earnings per common share:							
Income from continuing operations (1)	.13	.09	.14	.13	.20	.19	.39
Net income (1)	.13	.13	.21	.21	.22	.22	.52
Diluted earnings per common share:							
Income from continuing operations (1)	.13	.09	.13	.13	.20	.19	.38
Net income (1)	.13	.12	.20	.20	.22	.22	.51

(1) Quarterly amounts may not add to annual amounts due to the effect of rounding on a quarterly basis.

Notes to Consolidated Financial Statements

Year Ended December 31, 2001 by Quarter

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
	Previously Reported	As Restated	Previously Reported	As Restated	Previously Reported	As Restated	Previously Reported	As Reported
Total Revenues	$ 26,720	$ 26,050	$ 27,321	$ 26,650	$ 27,485	$ 26,745	$ 29,542	$ 28,821
Income from continuing operations	925	630	1,398	1,099	1,770	1,438	3,263	2,958
Income before extraordinary item	925	925	1,398	1,398	1,770	1,770	3,263	3,263
Net income	795	795	1,398	1,398	1,770	1,770	3,149	3,149
Basic earnings per common share:								
Income from continuing operations (1)	.06	.02	.12	.08	.17	.13	.35	.32
Net income (1)	.04	.04	.12	.12	.17	.17	.34	.34
Diluted earnings per common share:								
Income from continuing operations (1)	.06	.02	.12	.08	.17	.13	.35	.32
Net income (1)	.04	.04	.12	.12	.17	.17	.34	.34

(1) Quarterly amounts may not add to annual amounts due to the effect of rounding on a quarterly basis.

Market For Registant's Common Equity and Related Shareholder Matters

The Common Shares commenced trading on the New York Stock Exchange on May 28, 1993. The initial public offering price was $22.50 per share. The following table sets forth the high and low sales prices of the Common Shares as reported on the New York Stock Exchange Composite Tape, during the periods indicated.

As of March 1, 2003, there were approximately 710 shareholders of record. Certain of our debt agreements limit the payment of dividends such that dividends shall not exceed FFO, as defined in the agreements, for the prior fiscal year on an annual basis or 95% of FFO on a cumulative basis. Based on continuing favorable operations and available funds from operations, we intend to continue to pay regular quarterly dividends.

Price Range of Common Shares and Distributions 2002

	High	Low	Common Dividends Paid
First Quarter	$ 27.500	$ 20.750	$ .6100
Second Quarter	30.000	25.400	.6125
Third Quarter	29.900	23.000	.6125
Fourth Quarter	31.200	24.340	.6125
Year 2002	$ 31.200	$ 20.750	$ 2.4475

Price Range of Common Shares and Distributions 2001

	High	Low	Common Dividends Paid
First Quarter	$ 23.625	$ 19.750	$ .6075
Second Quarter	23.000	20.340	.6100
Third Quarter	23.000	19.100	.6100
Fourth Quarter	21.400	19.900	.6100
Year 2001	$ 23.625	$ 19.100	$ 2.4375

Company Information

Executive Offices

3200 Northline Avenue, Suite 360
Greensboro, North Carolina 27408
Phone: (336) 292-3010
FAX: (336) 852-2096
Internet: http://www.tangeroutlet.com
E-mail: tangermail@tangeroutlet.com

Share Information

Tanger Factory Outlet Centers, Inc. is incorporated under the laws of the State of North Carolina. Its common shares are listed on the New York Stock Exchange as follows:

Common shares:	SKT
Preferred depositary shares:	SKTPrA

Shareholder Accounts

Questions regarding shareholder accounts should be directed to the company's registrar and transfer agent:

EquiServe Trust Company, NA
P. O. Box 43010
Providence, RI 02949-3010
(781) 575-3400
Internet: http://www.EquiServe.com

Dividends

Dividends are paid on or about the 15th day of February, May, August and November.

Dividend Reinvestment and Share Purchase Plan

The Company's Dividend Reinvestment and Share Purchase Plan provides shareholders an opportunity to conveniently and economically increase their ownership in Tanger Factory Outlet Centers, Inc. Shareholders may have their dividends reinvested and/or optional cash investments automatically directed to our transfer agent to purchase additional shares at a nominal brokerage commission. For information describing the Plan, please contact Rochelle Simpson, Executive Vice-President, Administration and Finance at (336) 834-6836.

Financial Information

The Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission, are available upon request. For copies of these and other materials, contact Investor Relations at (336) 834-6865.

Analyst Coverage

Credit Suisse First Boston
Legg Mason Wood Walker, Inc.
Merrill Lynch & Co.

Annual Meeting Notice

Shareholders are cordially invited to attend the annual meeting on Friday, May 9, 2003 at 10:00 a.m. at the O. Henry Hotel, 624 Green Valley Rd, Greensboro, North Carolina.

Independent Auditors

PricewaterhouseCoopers LLP,
Raleigh, North Carolina

Legal Counsel

Latham & Watkins, New York, New York

Vernon Vernon Wooten Brown Andrews & Garrett
Burlington, North Carolina.


SKT
Listed
NYSE

Member
New York
Stock Exchange


NAREIT

Member National
Association of Real Estate
Investment Trusts, Inc.

Directors, Officers & Department Managers

BOARD OF DIRECTORS

Stanley K. Tanger	Founder, Chairman of the Board and Chief Executive Officer
Steven B. Tanger	President and Chief Operating Officer
Jack Africk	Director since May 1993. Crown Central Petroleum Corporation and Chairman of Evolution Consulting Group
William G. Benton	Director since May 1993. Chairman of the Board and Chief Executive Officer of Benton Investments and Diversified Senior Services, Inc.
Thomas E. Robinson	Director since January 1994. Managing Director of Legg Mason Wood Walker, Inc. and a Director of CenterPoint Property Trust

COMPANY OFFICERS

Rochelle G. Simpson	Secretary and Executive Vice-President, Administration and Finance
Willard A. Chafin, Jr.	Executive Vice-President, Leasing, Operations & Marketing
Frank C. Marchisello, Jr.	Senior Vice-President and Chief Financial Officer
Joseph H. Nehmen	Senior Vice-President of Operations
Carrie A. Warren	Senior Vice-President of Marketing
Kevin M. Dillon	Vice-President of Construction and Development
Lisa J. Morrison	Vice-President of Leasing
Virginia R. Summerell	Treasurer and Assistant Secretary

DEPARTMENT MANAGERS

Laura M. Atwell	Assistant Vice President of Marketing
Elizabeth J. Marshall	Assistant Vice President of Operations
Mary Anne Williams	Assistant Vice President of Human Resources
James F. Williams	Assistant Vice President and Controller
Rick L. Farrar	Assistant Vice President of Information Systems
Bruce E. Fry	Eastern Regional Director of Operations
Vanessa Irons	Mid-western Regional Director of Operations

Riverhead, NY






POLO RALPH LAUREN

Nags Head, NC

TANGER®

OUTLET CENTERS

Tanger Factory Outlet Centers, Inc.
3200 Northline Avenue
Suite 360
Greensboro, North Carolina 27408
(336) 292-3010
www.tangeroutlet.com


SKT
Listed
NYSE

1255-AR-03